                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              USA DETERGENTS, INC.
                       (Name of Subject Company (issuer))

                            CHURCH & DWIGHT CO., INC.
                       (Name of Filing Persons (offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   902938 10 9
                      (CUSIP Number of Class of Securities)

                                MARK A. BILAWSKY
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            CHURCH & DWIGHT CO., INC.
                            469 NORTH HARRISON STREET
                        PRINCETON, NEW JERSEY 08543-5297
                                 (609) 683-5900


   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                              RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER, LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800


                            CALCULATION OF FILING FEE

===============================================================================
      TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
         NOT APPLICABLE                             NOT APPLICABLE
===============================================================================


* Set forth the amount on which the filing fee is calculated and state how it was determined.


        [x] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        NEWS RELEASE

CONTACT:       For CHD:  Zvi Eiref
               Chief Financial Officer
               609 / 279-7666

               For USAD:  Charles Mayr
               Mayr Communications
               201 / 612-6010



                CHURCH & DWIGHT TO ACQUIRE 100% OF USA DETERGENTS
      AND CREATE THIRD LARGEST COMPANY IN U.S. LAUNDRY DETERGENTS BUSINESS
-------------------------------------------------------------------------------


PRINCETON, NJ, and NORTH BRUNSWICK, NJ, APRIL 2, 2001 -- Church & Dwight Co., Inc. (NYSE:CHD) and USA Detergents, Inc. (NASDAQ:USAD) today announced that they have entered into a definitive agreement under which Church & Dwight will acquire USA Detergents, its partner in the previously announced ARMUS LLC joint venture, for $7 per share in an all-cash transaction.

This combination will increase Church & Dwight's laundry products sales to over $400 million a year, making it the third largest company in the $6 billion retail U.S. laundry detergents business with three leading brands: ARM & HAMMER(R) and XTRA(R) Liquid and Powder Laundry Detergents and NICE'N FLUFFY(R) Liquid Fabric Softener.

Church & Dwight and USAD formed the ARMUS joint venture to combine their laundry products businesses in June 2000. Under its terms, Church & Dwight has management control of the venture and an option to buy USAD's interest in five years. The venture became operational on January 1, 2001, and the companies have already coordinated their sales and marketing, order processing and accounting, and manufacturing operations. The final phase of the venture, which is the consolidation of the warehousing and distribution operations, is in progress and scheduled for completion in the fourth quarter of 2001.

Robert A. Davies, III, Chairman and Chief Executive Officer of Church & Dwight, commented, "As we proceeded with the joint venture, it became clear that the best way to achieve our objectives was to merge the two companies rather than wait to exercise our call option in five years. This step reduces systems overlap and complexity and secures the full synergies from the combination of our two businesses immediately."

Church & Dwight expects the acquisition to be slightly accretive to earnings in 2001, and potentially contribute 5% or 6% to earnings in 2002, over and above the contribution previously expected from the ARMUS joint venture.

As part of the ARMUS venture, the Company has already acquired 2.1 million shares or 15% of USAD's stock for $15 million or $7 a share. The acquisition agreement extends the same offer price to USAD's remaining stockholders. Church & Dwight estimates the total transaction cost, including the assumption of debt, at approximately $120 million, which brings the Company's total investment in USAD, including the initial stock purchase, to $135 million before disposal of unwanted assets. The Company intends to finance the acquisition with bank debt.

The Company currently intends to divest USAD's non-laundry business, which accounted for less than 20% of USAD's sales in 2000, and other non-core assets as soon as possible after the merger.

Church & Dwight has identified three substantial benefits from the combination. First, the synergies from combining the two companies' laundry operations. As previously announced, the Company expects these synergies to potentially reach an annual rate of $15 million a year once the venture is fully operational in late 2001. Second, the existing EBITDA of USAD's laundry business, as well as additional benefits from merging corporate systems and other functions, which the Company estimates together amount to approximately another $15 million a year. Third, the growth opportunities available from combining Church & Dwight's marketing and sales capabilities, including its famous ARM & HAMMER trademark, with USAD's production capacity and cost structure. Since its formation in mid-2000, the joint venture has already introduced several significant line extensions, and additional initiatives are planned later this year.

"When we founded USA Detergents, we made a commitment to build one of the industry's leading suppliers of laundry care products," said Uri Evan, Chairman and Chief Executive Officer of USA Detergents. "The hard work and dedication of our employees, the support of our suppliers and the power of our value brand business strategy brought us to this exciting milestone in the history of our company. This transaction with Church & Dwight will create value for our shareholders, employees and vendors."

Mr. Davies added, "Uri Evan and his team have built a fine manufacturing and logistics organization at USAD. We look forward to working with the members of the USAD team as they join forces with Church & Dwight.

"I am also pleased to report that the ARMUS joint venture is already producing results. Since our sales and marketing organizations began working with the joint venture in September, sales of our laundry products have significantly outpaced their categories. As a result, we believe that Church & Dwight is well-positioned to continue building its laundry business over the next few years."

The Church & Dwight and USAD boards of directors have unanimously approved the transaction, which is structured as a $7 per share cash tender offer for at least 51% of the outstanding USAD shares (on a fully diluted basis, not including out of the money options), followed by a merger at the same price per share. The consummation of the tender offer is subject to customary conditions, including expiration of applicable waiting periods under the antitrust/merger control laws of the United States.

If the transaction is not consummated under certain circumstances, the agreement obligates USAD to pay Church & Dwight a fee of $4 million. USAD is also obligated, if the transaction is not consummated under certain circumstances, to reimburse Church & Dwight up to $2 million of expenses. In no event may the fee and the expense reimbursements exceed $5 million in the aggregate.

The final merger would require the approval of the USAD shareholders at a special meeting called for such purpose unless Church & Dwight acquires at least 90% of the USAD shares in the tender offer, in which case the merger can be effected promptly after the consummation of the tender offer. If Church & Dwight acquires at least 90% of the USAD shares in the tender offer, at the close of the tender offer Church & Dwight would own a sufficient number of shares to approve the merger without the approval of any other USAD shareholders.

Church & Dwight expects to commence the cash tender offer promptly and will file a Tender Offer Statement with the SEC and mail a copy to each USAD shareholder. On the same day, USAD expects to file a Solicitation/Recommendation Statement with the SEC that will also be mailed to its shareholders. Under the terms of the definitive agreement, the offer is to be held open for a minimum of thirty business days. The transaction is expected to close late in the second calendar quarter of 2001.

USAD shareholders are advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of USAD.

Investors can access the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC free at the SEC's Web site (www.sec.gov). Copies of Church & Dwight's Tender Offer Statement, USA Detergent's Solicitation/Recommendation Statement and other Church & Dwight SEC filings will be available to all stockholders of USAD at no charge to them.

Church & Dwight Co., Inc. is the manufacturer of ARM & HAMMER consumer and specialty products.

USAD is a leading manufacturer and marketer of quality, nationally distributed value brand laundry and household cleaning products.

Church & Dwight senior management will conduct an investor conference call today at 10:00 a.m. (EDT). The call-in number is 1-877-313-8514. A replay will be available shortly after the call through April 3. The replay number is 1-800-642-1687, access code 327554.

ALL STATEMENTS IN THIS PRESS RELEASE THAT DO NOT DIRECTLY AND EXCLUSIVELY RELATE TO HISTORICAL FACTS CONSTITUTE "FORWARD-LOOKING STATEMENTS." THESE STATEMENTS, INCLUDING THE STATEMENTS ABOVE AS TO THE IMPACT OF THE PROPOSED ACQUISITION ON EARNINGS AND REVENUE AND THE EXPECTED CLOSING DATE OF THE ACQUISITION, REPRESENT THE INTENTIONS, PLANS, EXPECTATIONS AND BELIEFS OF CHURCH & DWIGHT AND USAD, AND ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS, MANY OF WHICH ARE OUTSIDE THEIR CONTROL. THESE FACTORS, WHICH INCLUDE THE ABILITY OF CHURCH & DWIGHT TO SUCCESSFULLY INTEGRATE THE OPERATIONS OF USAD, ASSUMPTIONS WITH RESPECT TO FUTURE REVENUES, EXPENSES (INCLUDING EXPENSES RELATED TO THE ACQUISITION) AND EXPECTED CASH FLOWS, THE ABILITY OF CHURCH & DWIGHT TO FINANCE THE TRANSACTION ON REASONABLE TERMS, AND THE OUTCOME OF CONTINGENCIES, INCLUDING LITIGATION, ENVIRONMENTAL REMEDIATION AND THE DIVESTITURE OF BUSINESS LINES AND ASSETS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS. FOR A DESCRIPTION OF ADDITIONAL CAUTIONARY STATEMENTS, SEE CHURCH & DWIGHT'S AND USAD'S ANNUAL REPORTS ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000.

================================================================================


                          AGREEMENT AND PLAN OF MERGER



                                      AMONG



                           CHURCH & DWIGHT CO., INC.,



                              US ACQUISITION CORP.



                                       AND



                              USA DETERGENTS, INC.






                           DATED AS OF MARCH 30, 2001



================================================================================

                          AGREEMENT AND PLAN OF MERGER



        THIS AGREEMENT AND PLAN OF MERGER, dated as of March 30, 2001, is entered into by and among CHURCH & DWIGHT CO., INC., a Delaware corporation ("PARENT"), US ACQUISITION CORP., a Delaware corporation ("PURCHASER") and a wholly-owned subsidiary of Parent, and USA DETERGENTS, INC., a Delaware corporation (the "COMPANY").

        WHEREAS, the Board of Directors of each of the Company, Parent and Purchaser has, in light of and subject to the terms and conditions set forth herein, (a) determined that a business combination between Parent and the Company is fair to their respective stockholders and in the best interests of such stockholders and (b) accordingly has approved a merger of Purchaser with and into the Company, with the Company as the surviving corporation (the "SURVIVING CORPORATION"), upon the terms and subject to the conditions set forth herein (the "MERGER"); and

        WHEREAS, by resolutions duly adopted, the respective Boards of Directors of the Company, Parent and Purchaser have approved and adopted this Agreement and the transactions contemplated hereby.

        NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, the Company, Parent and Purchaser hereby agree as follows:

                                    ARTICLE 1
                                    THE OFFER

        Section 1.1. The Offer.

               (a) Provided that this Agreement has not been terminated in accordance with Article 7 and none of the events or conditions set forth in Annex I hereto has occurred and is existing, then, as promptly as reasonably practicable after the public announcement of the terms of this Agreement, but in no event later than ten (10) Business Days after the date hereof, Purchaser shall, and Parent shall cause Purchaser to, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")), an offer (the "OFFER") for all of the outstanding shares of common stock, par value $0.01 per share, of the Company (individually a "SHARE" and, collectively, the "SHARES") at a price per Share of $7.00, net to the seller in cash (the "OFFER PRICE"). Purchaser shall, and Parent shall cause Purchaser to, accept for payment Shares that have been validly tendered and not withdrawn pursuant to the Offer at the earliest time permitted by law, subject to the prior satisfaction or waiver of the conditions to the Offer (but not waiver of the Minimum Condition). The obligation of Purchaser to accept for payment and to pay for any Shares tendered shall be subject only to (i) the condition that at least fifty-one percent (51%) of the Shares (including all Shares then owned by Parent and/or Purchaser, which for this purpose will be deemed to be validly tendered and not withdrawn) on a fully-diluted basis (including for purposes of such calculation all Shares issuable upon exercise or conversion of all Stock Options (as defined below), warrants and convertible securities having an exercise or conversion price of $7.00 per Share or less that vest prior to the Effective Time (as defined below), but excluding any Shares held by the Company or any of its subsidiaries), be validly tendered and not withdrawn (the "MINIMUM CONDITION"), and (ii) the other conditions set forth in Annex I hereto. Purchaser expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that, without the prior written consent of the Company, no change may be made that (u) increases the Minimum Condition; (v) changes the form of consideration to be paid; (w) decreases the price per Share or the number of Shares sought in the Offer; (x) imposes conditions to the Offer in addition to the Minimum Condition and those set forth in Annex I; (y) changes the Expiration Date (as defined below), except as provided in this Agreement; or (z) is adverse to the holders of the Shares. No Shares held by the Company or any of its subsidiaries will be tendered in the Offer.

               (b) The Offer will initially be scheduled to expire thirty (30) Business Days following the commencement thereof (the initial "EXPIRATION DATE," and any expiration date established pursuant to an authorized extension of the Offer, as so extended, also an "Expiration Date"). Notwithstanding the foregoing, Purchaser shall, and Parent shall cause Purchaser to, without the consent of the Company: (i) extend the Offer for one or more additional periods of ten (10) Business Days each if any conditions to the Offer have not been satisfied (other than conditions which are not capable of being satisfied) or waived; or (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer or for any period required by any other law applicable to the Offer. Furthermore, if all the conditions to the Offer, including, without limitation, the Minimum Condition, are satisfied or waived but the number of Shares validly tendered and not withdrawn is less than ninety percent (90%) of the then outstanding number of Shares, Purchaser may, and Parent may cause Purchaser to, without the consent of the Company: (x) extend the Offer for up to two (2) additional periods of five (5) Business Days each beyond the latest Expiration Date; provided that Purchaser shall accept for payment and promptly pay for Shares that have been validly tendered and not withdrawn pursuant to the Offer at the earliest time permitted by law after the earlier of (1) the expiration of any such five-Business Day period at the end of which such ninety percent (90%) threshold is reached or (2) the expiration of the last such five-Business Day period; and/or (y) extend the Offer for a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) of up to twenty (20) days in order to acquire over ninety percent (90%) of the outstanding Shares; provided that Purchaser shall accept for payment and promptly pay for Shares that have been validly tendered and not withdrawn pursuant to the Offer, prior to the date of extension under this clause (y), and otherwise meets the requirements of Rule 14d-11 under the Exchange Act.

               (c) As soon as practicable on the date the Offer is commenced, Parent and Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the "SCHEDULE TO") with respect to the Offer. The Schedule TO shall contain as an exhibit or incorporate by reference the Offer to Purchase (or portions thereof) and forms of the related letter of transmittal and summary advertisement. Parent and Purchaser shall cause the Schedule TO, the Offer to Purchase and all amendments or supplements thereto (which collectively constitute the "OFFER DOCUMENTS") to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable laws. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information becomes false or misleading in any material respect, and Parent and Purchaser further shall take all steps necessary to cause the Schedule TO as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given reasonable opportunity to review and comment on the Schedule TO prior to the filing thereof with the SEC. Parent and Purchaser shall provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Schedule TO, promptly after receipt of such comments, and shall provide the Company and its counsel a reasonable opportunity to comment on the proposed response of Parent and Purchaser with respect to such comments.

               (d) Without in any way limiting Section 1.2(a) hereof, the Company hereby waives and represents that the Company's Board of Directors has agreed to waive, solely for the purposes of the Offer and the Merger, the provisions of Section 7 of that certain Stock Purchase Agreement, dated as of June 14, 2000 (the "STOCK PURCHASE AGREEMENT"), by and among Parent, the Company and Frederick R. Adler.

        Section 1.2. Company Action.

               (a) The Company hereby consents to the Offer and represents that the Company's Board of Directors, at a meeting duly called and held, has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including, without limitation, the Offer and the Merger, are fair to and in the best interests of the Company's stockholders; (ii) unanimously approved and adopted this Agreement and the transactions contemplated hereby, including, without limitation, the Offer and the Merger, in accordance with the requirements of the Delaware General Corporation Law ("DGCL"), including, without limitation, Section 203 of the DGCL; and (iii) unanimously resolved to recommend acceptance of the Offer and approval and adoption of this Agreement and the Merger by its stockholders; provided, however, that such recommendation may be withdrawn, modified or amended, as provided in Section 5.5 hereof. The Company hereby consents to the inclusion of such recommendation and approval in the Offer Documents. The Company has been advised that all of its directors who own Shares intend to tender their Shares pursuant to the Offer.

               (b) As soon as practicable on the day that the Offer is commenced, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "SCHEDULE 14D-9") that will reflect, subject to Section 5.5 hereof, the recommendations of the Company's Board of Directors referred to above. The Company shall cause the
Schedule 14D-9 to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable laws. Parent and its counsel shall be given an opportunity to review and comment on the Schedule 14D-9 prior to its being filed with the SEC. The Company shall provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall provide Parent and its counsel an opportunity to participate in the response of the Company to such comments. The Company, Parent and Purchaser each shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it becomes false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.

               (c) The Company shall, or cause its transfer agent to, promptly furnish Parent with a list of its stockholders of record, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date. The Company shall provide to Parent such additional information (including updated lists of stockholders of record, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement is terminated, Parent and Purchaser shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

        Section 1.3. Directors.

               (a) Promptly upon the purchase of and payment for such number of Shares by Parent or Purchaser that satisfy the Minimum Condition, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this Section 1.3) multiplied by (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Company's Board of Directors, including increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, to the extent requested by Parent, the Company shall also use its best efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (x) each committee of the Board of Directors and
(y) each Board of Directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company's Board of Directors as permitted by the rules of The Nasdaq Stock Market. Notwithstanding the provisions of this Section 1.3, the parties hereto shall use their respective best efforts to ensure that at least two (2) of the members of the Company's Board of Directors shall, at all times prior to the Effective Time, be directors of the Company who were directors of the Company on the date hereof (the "CONTINUING DIRECTORS") (which, in the case of Parent, shall include the voting of all Shares held by it for the election of such persons as directors of the Company); provided that if there are in office fewer than two Continuing Directors for any reason, the Company's Board of Directors shall cause a person designated by the remaining Continuing Director to fill such vacancy who shall be deemed to be a Continuing Director for all purposes of this Agreement, or if no Continuing Directors then remain, the other directors of the Company then in office shall designate two (2) persons to fill such vacancies who will not be officers or employees or affiliates of the Company, Parent or Purchaser or any of their respective subsidiaries and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement.

               (b) The Company's obligations to appoint Parent's designees to the Company's Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its directors and officers, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 1.3, so long as Parent has provided to the Company on a timely basis the information referred to in the following sentence. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, directors, officers and affiliates required by Section 14(f) and Rule 14f-1.

               (c) Following the election or appointment of Parent's designees pursuant to Section 1.3(a) and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Company's Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Company's Board of Directors, any extension of time for performance of any obligation or action hereunder by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company, any consent or action by the Company's Board of Directors hereunder and any other action of the Company hereunder which adversely affects the holders of Shares (other than Parent or Purchaser) or holders of Stock Options (as defined below).

                                    ARTICLE 2
                                   THE MERGER

        Section 2.1. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (defined below), in accordance with this Agreement and the DGCL, Purchaser shall be merged with and into the Company. Following the Merger, the separate existence of Purchaser shall cease and the Company shall continue as the Surviving Corporation.

        Section 2.2. Effect of the Merger. The Merger will have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of Purchaser shall vest in the Surviving Corporation and all the debts, liabilities and duties of Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

        Section 2.3. Closing. Unless this Agreement has been terminated, and subject to the satisfaction or waiver of the conditions to the obligations of the parties to effect the Merger set forth herein, the completion of the Merger (the "CLOSING") will take place as promptly as practicable, but in no event later than 10:00 a.m. on the second (2nd) Business Day following the satisfaction or waiver of all the conditions (other than conditions which, by their nature, are to be satisfied at the Closing, but subject to those conditions) to the obligations of the parties to effect the Merger set forth herein (the "CLOSING DATE"), at the offices of Gibson, Dunn & Crutcher LLP, New York, New York, unless another time, date or place is agreed to by the parties hereto.

        Section 2.4. Completion of the Merger. Upon the Closing, the parties hereto shall cause the Merger to be completed by filing with the Secretary of State of the State of Delaware a properly executed certificate of merger (the "MERGER CERTIFICATE") in accordance with the DGCL, which shall be effective upon filing or on such later date as may be agreed by the parties and specified therein (the time of such effectiveness being the "EFFECTIVE TIME").

        Section 2.5. Certificate of Incorporation; Bylaws; Directors and
Officers.

               (a) The Certificate of Incorporation of Purchaser in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation (except that such Certificate of Incorporation shall be amended to provide that the name of the Surviving Corporation shall be "USA Detergents, Inc.") until thereafter amended in accordance with the provisions thereof and as provided by the DGCL. The Bylaws of Purchaser in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the Certificate of Incorporation of the Surviving Corporation and the DGCL.

               (b) From and after the Effective Time and until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws, (i) the directors of Purchaser at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Purchaser at the Effective Time shall be the officers of the Surviving Corporation.

        Section 2.6. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of Shares or any shares of capital stock of Purchaser:

               (a) Each share of common stock, par value $0.01 per share, of Purchaser that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation;

               (b) Each Share that is owned by Parent or Purchaser or any subsidiary or affiliate of Parent or Purchaser, or by any of the Company's subsidiaries or held in the treasury of the Company, but not Shares held in any Company benefit plan (collectively, the "EXCLUDED SHARES"), shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor;

               (c) Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and any Dissenting Shares (as defined below)) shall be converted into the right to receive the highest price paid per Share pursuant to the Offer, without interest (the "MERGER CONSIDERATION"); and

               (d) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded, and perfected, appraisal rights for such Shares in accordance with Section 262 of the DGCL (if

Section 262 of the DGCL provides for appraisal rights for such Shares in the Merger) ("DISSENTING SHARES"), will not be converted into the right to receive the Merger Consideration. Instead, such holder of Dissenting Shares will be entitled to receive payment of the appraised value of the Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until such holder fails to perfect, withdraws or otherwise loses such holder's right to appraisal and payment under the DGCL. If after the Effective Time, any such holder fails to perfect, withdraws or otherwise loses such holder's right to appraisal and payment under the DGCL, such holder's Dissenting Shares will thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, if any, to which the holder is entitled, without interest or dividends thereon. The Company shall give Parent prompt written notice of any demands received by the Company for appraisal of Shares and, prior to the Effective Time, Parent will have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle any such demands for appraisal.

        Section 2.7. Exchange of Certificates.

            (a) As of the Effective Time, Parent shall deposit with Mellon Investor Services LLC, or such other agent or agents as may be appointed by Parent and Purchaser (the "EXCHANGE AGENT"), for the benefit of the holders of Shares, for exchange in accordance with this Article 2, through the Exchange Agent an amount of cash equal to the aggregate Merger Consideration payable pursuant to Section 2.6 (such amount of cash is hereinafter referred to as the "EXCHANGE FUND"), in exchange for outstanding Shares.

            (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "CERTIFICATES") whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.6: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Merger Consideration. Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check representing the Merger Consideration for the Shares represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check representing the proper amount of Merger Consideration may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.7, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the appropriate amount of Merger Consideration.

            (c) In the event that any Certificate for Shares has been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the appropriate amount of Merger Consideration, as may be required pursuant to this Agreement; provided, however, that Parent or the Exchange Agent, may, in its discretion, require the delivery of a suitable bond and/or indemnity.

               (d) Any portion of the Exchange Fund which remains undistributed to the stockholders of the Company for one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any stockholders of the Company who have not theretofore complied with this Article 2 shall thereafter look only to Parent as general creditors for payment of their claims for Merger Consideration.

               (e) Neither Parent nor the Company shall be liable to any holder of Shares for any amount of cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        Section 2.8. Stock Options.

               (a) At the Effective Time, each outstanding option or warrant to purchase Shares (a "STOCK OPTION" or, collectively, the "STOCK OPTIONS") issued pursuant to (i) the Company's 1995 Stock Option Plan, as amended and restated;
(ii) the Company's Stock Option Plan for Non-Employee Directors, as amended and restated (clauses (i) and (ii), together, the "OPTION PLANS"); or (iii) any other plan or instrument, whether vested or unvested, shall be cancelled in exchange for a single lump sum cash payment (less any applicable income or employment tax withholding) payable by Parent at the Effective Time equal to the Cash-Out Price (as defined below). The "CASH-OUT PRICE" will be paid only if the exercise price per Share of the Stock Option is less than the Merger Consideration and will be equal to the product of (i) the number of Shares subject to any Stock Option vested immediately prior to the Effective Time (including any Stock Option which becomes vested on or prior to the Effective Time in accordance with the terms of an automatic acceleration provision in existence as of the date hereof and disclosed to Parent hereunder), multiplied by (ii) the excess of the Merger Consideration over the exercise price per Share of such Stock Option.

               (b) Prior to the Effective Time, the Company shall use its best efforts to take all actions (including, if appropriate, amending the terms of the Option Plans or the Stock Options) and obtain such consents as are necessary to give effect to the transactions contemplated by Section 2.8(a).

                                    ARTICLE 3
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Parent and Purchaser that, except as set forth in the Company's disclosure schedule attached hereto (the "COMPANY DISCLOSURE SCHEDULE," which will be arranged so that each exception will specifically identify the numbered and lettered section of this Agreement to which the exception relates) or the SEC Reports:

        Section 3.1. Organization and Qualification; Subsidiaries.

               (a) Each of the Company and its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on the Company.

               (b) The Company has heretofore delivered to Parent accurate and complete copies of the Certificate of Incorporation and Bylaws (or similar governing documents), as currently in effect, of the Company and each of its subsidiaries. Each of the Company and each of its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

        Section 3.2. Capitalization of the Company and its Subsidiaries.

               (a) The authorized capital stock of the Company consists of 30,000,000 Shares and 1,000,000 shares of preferred stock, of which 14,192,776 Shares and no shares of preferred stock are issued and outstanding. All of the outstanding Shares have been validly issued, and are fully paid, nonassessable and free of preemptive rights. All of the outstanding Shares have been issued in compliance with all applicable United States federal and state and foreign securities laws. Other than (x) as set forth in the first sentence of this
Section 3.2(a); (y) an aggregate of 1,975,000 Shares reserved for issuance for awards under Option Plans, of which 1,561,564 Shares are subject to outstanding Stock Options issued under such Option Plans; and (z) an aggregate of 1,078,524 Shares subject to outstanding Stock Options issued outside of the Options Plans, there are no other outstanding (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company or its subsidiaries convertible into or exercisable or exchangeable for shares of capital stock or voting securities of the Company; (iii) options or other rights to acquire from the Company or its subsidiaries, or obligations of the Company or its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exercisable or exchangeable for capital stock or voting securities of the Company; and (iv) equity equivalents, interests in the ownership or earnings of the Company or its subsidiaries or other similar rights (clauses (i) through (iv) above, collectively, "COMPANY SECURITIES"). There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company.

               (b) Section 3.2(b) of the Company Disclosure Schedule identifies each subsidiary of the Company as of the date hereof and shows the jurisdiction of incorporation or organization of each such subsidiary. Other than as set forth in Section 3.2(b) of the Company Disclosure Schedule, all of the outstanding capital stock of the Company's subsidiaries (other than directors' qualifying shares in the case of certain foreign subsidiaries) is owned by the Company, directly or indirectly, free and clear of any Lien (as defined below) or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law). There are no securities of the Company or its subsidiaries convertible into or exercisable or exchangeable for, no options or other rights to acquire from the Company or its subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of, any capital stock or other ownership interests in, or any other securities of, any subsidiary of the Company. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company. "LIEN" means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset or any agreement to grant any of the foregoing.

               (c) The Shares constitute the only class of equity securities of the Company or its subsidiaries registered or required to be registered under the Exchange Act.

        Section 3.3. Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject (if required) to the approval and adoption of this Agreement by the stockholders of the Company in accordance with the DGCL and the Company's Certificate of Incorporation and Bylaws (the "STOCKHOLDER APPROVAL"), to complete the transactions contemplated hereby. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly and validly authorized by the Company's Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to complete the transactions contemplated hereby, except, with respect to completion of the Merger, the Stockholder Approval (if required). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Purchaser, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) (clauses (a) and (b), the "ENFORCEABILITY EXCEPTIONS").

        Section 3.4. SEC Reports; Financial Statements.

               (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 1998, each of which, as amended, has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. The Company has heretofore delivered, made available or promptly shall deliver or make available to Parent, in the form filed with the SEC (including any amendments thereto and all exhibits), (i) its Annual Reports on Form 10-K for each of the fiscal years ended December 31, 1998 and 1999 and a draft of its Annual Report on Form 10-K, provided on March 28, 2001 by counsel to the Company, (ii) all definitive proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since January 1, 1998 and (iii) all other reports or registration statements filed by the Company with the SEC since January 1, 1998 (clauses (i) through (iii), collectively, the "SEC REPORTS"). None of the SEC Reports, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained, when filed, or, if amended, to the extent amended on the date of filing of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows (including the related notes thereto) of the Company included in the SEC Reports comply in form and substance in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (each as then in effect), have been prepared in conformity with generally accepted accounting principles (as then in effect) applied on a consistent basis (except as otherwise noted therein), and present fairly the consolidated financial position of the Company and its consolidated subsidiaries as of their respective dates and their consolidated results of operations and its cash flows for the periods presented therein (subject, in the case of unaudited interim financial statements, to normal year-end adjustments).

               (b) The Company has heretofore made, or promptly shall make, available to Parent a complete and correct copy of any amendments or modifications, which are or will be required to be filed with the SEC but have not yet been so filed, to agreements, documents or other instruments which previously have been filed by the Company with the SEC pursuant to the Exchange Act.

        Section 3.5. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Offer Documents will, at the time the Offer Documents are filed with the SEC or disseminated to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the Schedule 14D-9 and the other documents required to be filed by the Company with the SEC in connection with the Offer, the Merger and the other transactions contemplated hereby, will comply as to form, in all material respects, with the requirements of the Securities Act and the Exchange Act and will not, at the time such document is filed with the SEC or disseminated to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 3.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), and ISRA (as defined below), and except for applicable foreign governmental approvals and the filing and recordation of the Merger Certificate as required by the DGCL and other appropriate documents with the relevant authorities of other states in which the Company or any of its subsidiaries is authorized to do business, no filing with or notice to, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency or authority, whether domestic or foreign (a "GOVERNMENTAL ENTITY"), is necessary for the execution and delivery by the Company of this Agreement or the completion by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notices would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as set forth in Section 3.6 of the Company Disclosure Schedule, neither the execution, delivery and performance of this Agreement by the Company nor the completion by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificate of Incorporation or Bylaws (or similar governing documents) of the Company or any of its subsidiaries; (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or any Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, except for such violations, breaches and defaults (or rights of termination, amendment, cancellation or acceleration or Liens) as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Material Adverse Effect on the Company; or (iii) violate any order, writ, injunction, decree, or any law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective assets, except for such violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The purchase by Parent of 2,142,857 Shares on June 14, 2000 (including the put and call agreement with Frederick Adler and the subsequent exercise of the put agreement) constituted a transaction approved by the board of directors of the Company as set forth in Section 203(a)(1) of the DGCL.

        Section 3.7. No Default. None of the Company or any of its subsidiaries is in breach, default or violation in any material respect (and no event has occurred which with notice or the lapse of time or both would constitute a breach, default or violation by the Company or any of its subsidiaries in any material respect) of any term, condition or provision of (i) its Certificate of Incorporation or Bylaws (or similar governing documents); (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, except for such breaches, defaults and violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company; or (iii) any order, writ, injunction, decree, or any law, statute, rule or regulation applicable to the Company, any of its subsidiaries or any of their respective properties or assets, except for such breaches, defaults and violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Each note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound is in full force and effect (except for those deficiencies which would not, individually or in the aggregate, have a Material Adverse Effect on the Company) and is not subject to any default thereunder of which the Company has any knowledge by any party obligated to the Company or any subsidiary thereunder.

        Section 3.8. No Undisclosed Liabilities; Absence of Changes. Except as set forth on Schedule 3.8 of the Company Disclosure Schedule, since September 30, 2000: (a) the business of the Company and its subsidiaries has been carried on only in the ordinary and usual course of business, consistent with past practice, and, other than in the ordinary course of business, there has not occurred any change which, individually or in the aggregate, has resulted or would result in a Material Adverse Effect on the Company, and (b) except as specifically set forth in the SEC Reports, this Agreement or the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has taken or omitted to take any action which would constitute a breach of Section
5.1 hereof had it been taken subsequent to the date hereof. Section 3.8 of the Company Disclosure Schedule sets forth a detailed list of all "earn-out" or similar obligations (of whatever form, name or description, related to the past, present or future performance of the Company, any of its subsidiaries or any portions of any of their respective businesses) of the Company or any of its subsidiaries, arising out of or related to acquisitions of persons (whether by merger, stock purchase, share exchange, asset purchase, or otherwise) by the Company or any of its subsidiaries and which obligations either have not expired by their own terms or with respect to which there exist as of the date hereof or may exist in the future any liabilities of the Company or any of its subsidiaries to any person, whether fixed or contingent, liquidated or unliquidated, accrued or unaccrued. Section 3.8 of the Company Disclosure Schedule also sets forth a list of the Company's current outstanding debt, including, without limitation, the current outstanding principal balances under each of the loan facilities with FINOVA Capital Corporation.

        Section 3.9. Litigation. Except as set forth in Section 3.9 of the Company Disclosure Schedule and the SEC Reports, there is no suit, claim, action, proceeding or investigation (collectively, a "PROCEEDING") pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective properties or assets which would have, individually or in the aggregate, a Material Adverse Effect on the Company or would reasonably be expected to prevent or materially delay the completion of the transactions contemplated by this Agreement. None of the Company or any of its subsidiaries is subject to any outstanding order, writ, injunction or decree which would have, individually or in the aggregate, a Material Adverse Effect on the Company or would reasonably be expected to prevent or materially delay the completion of the transactions contemplated by this Agreement.

        Section 3.10. Compliance with Applicable Law. The businesses of the Company and its subsidiaries are not being conducted in violation of any law, ordinance, rule or regulation of any Governmental Entity, including, without limitation, federal, state, municipal and foreign laws and regulations relating to the protection of the health and safety of employees and equal employment opportunity, except for violations and failures to comply which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There are no unresolved notices of deficiency or charges of violation brought or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, including under any federal, state, local or foreign regulation or otherwise, and there are no facts or circumstances known to the Company that would constitute a reasonable basis on which any such proceedings, notices or actions may be instituted, issued or brought hereafter. Except as set forth in Section 3.10 of the Company Disclosure Schedule, no investigation or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same.

        Section 3.11. Employee Benefit Plans; Labor Matters.

               (a) Section 3.11(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements, and any severance, consulting or retention agreements, written or otherwise, funded or unfunded, formal or informal and whether or not subject to ERISA, for the benefit of, or relating to, any current or former employee or director of the Company, any trade or business (whether or not incorporated) which is a member of a controlled group including the Company or which is under common control with the Company (an "ERISA AFFILIATE") within the meaning of
Section 414 of the Internal Revenue Code of 1986, as amended (the "CODE"), as well as each plan with respect to which the Company or an ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or
Section 4212(c) of ERISA (together, the "EMPLOYEE PLANS"). The Company has delivered or made available to Parent, if applicable, complete and accurate copies of (i) the three (3) most recent annual reports on Form 5500 and related schedules and financial statements filed with the Internal Revenue Service (the "IRS") for each Employee Plan, including any actuarial and auditor reports required to be filed with the annual reports; (ii) the most recent plan documents and related trust documents, adoption agreements, nondiscrimination test reports for the last three (3) years, and all amendments thereto for each Employee Plan currently proposed or final, including, in the case of any Employee Plan not set forth in writing, a written description thereof; (iii) the most recent summary plan description for each Employee Plan; (iv) the most recent favorable IRS determination letter and antecedent application materials for each Employee Plan; (v) the most recent funding and service agreements and most current insurance policies or contracts with respect to the Employee Plans;
(vi) all COBRA forms and related notices, (vii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Employee Plan and (viii) all written policies, rules, or procedures applicable to employees of the Company and the employment relationship. No person who is not a current or former employee or director of the Company or an ERISA Affiliate, or the surviving spouse, beneficiary, or dependent of such a current or former employee or director is entitled to benefits under any Employee Plan.

               (b) (i) Except as set forth in Section 3.11(b)(i) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate has, implies, or represents any liability to provide retiree life insurance, retiree health, or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute;

                      (ii) None of the Employee Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA, a "multiple employer plan" as such term is defined in Section 4063 or 4064 of ERISA, maintained in connection with any trust described in Section 501(c)(9) of the Code or subject to either
Section 412 of the Code or Title IV of ERISA; and no director, officer or employee of the Company has committed a material breach of any responsibility or obligation imposed upon fiduciaries by Title I of ERISA with respect to any Employee Plan;

                      (iii) No "prohibited transaction" within the meaning of
Section 4975 of the Code or Sections 406 or 407 of ERISA has occurred for which exemption is not available with respect to any Employee Plan and no penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code has been imposed upon the Company;

                      (iv) Each Employee Plan is, and at all times since its establishment been, in compliance in all material respects both with its terms and in operation with the requirements prescribed by all applicable statutes (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto, and the Company and each of its subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any material default or violation by any other party to, any of the Employee Plans;

                      (v) Each Employee Plan intended to qualify under Section 401(a) of the Code has obtained a currently effective favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code. Each Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is, and at all times since its establishment been, so qualified and no event has occurred and no condition or circumstance has existed or exists which may reasonably be expected to result in the disqualification of such Employee Plan or the imposition of any material liability, penalty or tax under ERISA or the Code;

                      (v) All contributions required to be made to any Employee Plan pursuant to Section 412 of the Code (without regard to any waivers of such requirements) or the terms of the Employee Plan, have been made on or before their due dates (including any contractual or statutory grace periods). Neither the Company nor any ERISA Affiliate has incurred material liability under Title IV of ERISA arising in connection with the termination of, or the complete or partial withdrawal within the last six (6) years from, any plan covered or previously covered by Title IV of ERISA;

                      (vi) Other than routine claims for benefits, there is no claim pending or to the knowledge of the Company, threatened, involving any Employee Plan by any person against such Employee Plan, the Company, any subsidiary of the Company or any ERISA Affiliate;

                      (vii) There is no pending or, to the knowledge of the Company, threatened claim or investigation involving any Employee Plan by the Department of Labor or any other governmental authority except where such claim individually or in the aggregate shall not have or could not reasonably be expected to have a Material Adverse Effect on the Company;

                      (viii) Each Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms within thirty (30) days of Closing without liability to the Company or any ERISA Affiliate (other than ordinary administrative expenses); and

                      (ix) With respect to any Employee Plan which is a "group health plan" as such term is defined in Section 5000(b)(1) of the Code, the Company, each subsidiary of the

Company and each ERISA Affiliate has complied in all respects with the provisions of Part 6 of Title I of ERISA and Sections 4980B, 9801, 9802, 9811 and 9812 of the Code except where such failure to so comply individually or in the aggregate shall not have or could not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any ERISA Affiliate has contributed to a nonconforming health plan (as defined in Section 5000(c) of the Code) and no ERISA Affiliate has incurred a tax under Section 5000(a) of the Code that is or could become a liability of the Company.

               (c) Except as disclosed in Section 3.11(c) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate maintains or has an obligation to contribute to any Employee Plan which is subject to any laws, regulations, or jurisdiction outside the United States.

               (d) Except as disclosed in Section 3.11(d) of the Company Disclosure Schedule, there has been no amendment to, written interpretation, or announcement (whether or not written) by the Company or any ERISA Affiliate relating to employee participation or coverage under any Employee Plan that would materially increase the expense of maintaining such plan above the level of the expense incurred in respect of such plan for the year ended December 31, 2000.

               (e) Section 3.11(e) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each person who holds any Stock Options or restricted stock, together with the number of Shares which are subject thereto, the date of grant, the extent to which such Stock Option or restricted stock is vested (or will become vested within six (6) months from the date hereof, or as a result of the completion of the Offer or the Merger, or upon termination of employment following the completion of the Offer or the Merger), the exercise price of such Stock Option, the purchase price of such restricted stock, whether such Stock Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, and the expiration date of such Stock Option. Section 3.11(e) of the Company Disclosure Schedule also sets forth the total number of incentive stock options and nonqualified options. Other than the automatic vesting of Stock Options or restricted stock that may occur without any action on the part of the Company or its officers or directors and except as otherwise expressly contemplated by this Agreement, the Company has not taken any action that would result in any Stock Options that are unvested becoming vested or their terms being extended in connection with or as a result of the execution and delivery of this Agreement or the completion of the transactions contemplated hereby.

               (f) The Company has made available to Parent (i) a schedule listing all officers and members of senior management of the Company including each individual's job title, current salary and target bonus; (ii) copies of all employment agreements with officers and members of senior management of the Company; (ii) copies of all agreements with any former employee of the Company obligating the Company to make annual cash payments in an amount exceeding $50,000; (iii) a schedule listing all officers and members of senior management of the Company who have executed a non-competition agreement with the Company;
(iv) copies (or descriptions) of all current and proposed severance agreements, programs and policies of the Company with or relating to its directors or employees; and (v) copies of all plans, programs, agreements and other arrangements of the Company with or relating to its directors or employees which contain change in control provisions.

               (g) Except as set forth in Section 3.11(g) of the Company Disclosure Schedule or as otherwise expressly contemplated by this Agreement, there shall be no payment, accrual of additional benefits, acceleration of payments, vesting, or term extension of any benefit under any Employee Plan or any agreement or arrangement disclosed under this Section 3.11 solely by reason of entering into or in connection with the transactions contemplated by this Agreement.

               (h) There are no actions, claims or investigations pending or, to the knowledge of the Company or any of its subsidiaries, threatened between the Company or any of its subsidiaries and any of their respective employees, which have had or could have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any of its subsidiaries, nor does the Company have any knowledge of any activities or proceedings of any labor union to organize any such employees. The Company has no knowledge of any strikes, slowdowns, work stoppages, lockouts or threats thereof by or with respect to any employees of the Company or any of its subsidiaries. The Company and its subsidiaries have complied in all material respects with the provisions of the Worker Adjustment and Retraining Notification Act ("WARN") and do not reasonably expect to incur any material liabilities under WARN prior to the completion of the transactions contemplated by this Agreement. The Company and its subsidiaries have complied in all material respects with all applicable laws respecting independent contractor status, employment and employment practices, labor relations, occupational safety and health, plant closings, mass layoffs, non-discrimination obligations, and terms and conditions of employment and wages.

               (i) To the knowledge of the Company, no employee, consultant or agent of the Company or any of its subsidiaries is in violation of any term of any employment contract, confidentiality or non-disclosure agreement or any other contract, agreement, commitment or understanding relating to the relationship of such person with the Company, any of its subsidiaries or affiliates or any other party. To the knowledge of the Company, no stockholder, director, officer, employee or consultant of the Company or any of its subsidiaries is obligated under any contract or agreement, subject to any judgment, decree, or order of any court or administrative agency that would interfere with such person's efforts to promote the interests of the Company or any of its subsidiaries or that would interfere with the business of the Company or any of its subsidiaries. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company's business as presently conducted or currently proposed to be conducted will, to the knowledge of Company, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract or agreement under which any such person is now bound. Each person permitted access to confidential or proprietary information of the Company or any of its subsidiaries has executed a legally binding agreement obligating such person to hold confidential such proprietary information.

        Section 3.12. Environmental Laws and Regulations. For the purposes of this Section 3.12, all references to the "Company" shall be deemed to include each of the Company's current and former subsidiaries. Except as set forth in
Section 3.12 of the Company Disclosure Schedule:

               (a) All current and prior uses of Company property, or properties formerly owned or operated by the Company, and all operations, activities and conduct of the Company related thereto, fully comply and have at all times fully complied with Environmental Laws (as defined below).

               (b) There has been no disposal, release, or threatened release of Hazardous Materials (as defined below) (whether legal or illegal, accidental or intentional) on, under, in, from or about the Company property, or properties formerly owned or operated by the Company, or otherwise related to the operations, activities, or conduct of the Company, that has subjected or may subject the Company to liability under any Environmental Law.

               (c) No Hazardous Materials have migrated or threatened to migrate from the Company property, or properties formerly owned or operated by the Company, onto, about or beneath any other property, nor have any Hazardous Materials migrated or threatened to migrate from other properties onto, about or beneath the Company property, or properties formerly owned or operated by the Company.

               (d) The Company has not disposed of or arranged for disposal of Hazardous Materials on any third party property that has subjected or may subject the Company to liability under any Environmental Law.

               (e) The Company has not received any notice, demand, letter, claim, request for information, or other communication relating to the Company property or properties formerly owned or operated by the Company, or to the operations, activities, or conduct of the Company, alleging violation of or liability under any Environmental Law and there are no proceedings, actions, orders, decrees, injunctions or other claims, or to the knowledge of the Company, any threatened actions or claims, relating to or otherwise alleging liability under any Environmental Law.

               (f) The Company has not exposed any employee or third party to any Hazardous Material or condition which has subjected or may subject the Company to liability under any Environmental Law.

               (g) No underground storage tanks, asbestos-containing material, or polychlorinated biphenyls have ever been located on the Company property or properties formerly owned or operated by the Company;

               (h) The Company has not assumed by agreement any liability of any person for investigation or remediation of Hazardous Materials, compliance with Environmental Law, release or disposal of Hazardous Materials, or any claim for personal injury or property damage related to or arising under Environmental Law.

               (i) The Company is not required to make any capital or other expenditures to comply with any Environmental Law nor is there any reasonable basis on which any Governmental Entity could take action that would require such capital or other expenditure.

               (j) The Company has made available to Parent copies of all environmental assessments, audits, studies, and other environmental reports in its possession or reasonably available to it relating to the Company or any of its current or former properties or operations.

               (k) "ENVIRONMENTAL LAW" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, or treaty; all judicial, administrative, and regulatory orders, judgments, decrees, permits, and authorizations; and common law relating to: (i) the protection, investigation, remediation, or restoration of the environment or natural resources; (ii) the handling, use, storage, treatment, disposal, release or threatened release of any Hazardous Material; (iii) noise, odor, pollution, contamination, land use, any injury or threat of injury to persons or property; or (iv) the protection of the health and safety of employees or the public.

               (l) "HAZARDOUS MATERIAL" means any substance, material, or waste that is: (i) listed, classified or regulated in any concentration pursuant to any Environmental Law; (ii) any petroleum hydrocarbon, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, toxic mold, radioactive materials or radon; or (iii) any other substance, material, or waste which may be the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

        Section 3.13. Taxes.

               (a) The Company and each of its subsidiaries have accurately prepared in all material respects and timely filed all Tax Returns (as defined below) they are required to have filed. All Tax Returns are true and complete in all material respects.

               (b) All Taxes (as defined below) owed by the Company and its subsidiaries (whether or not shown on any Tax Return) have been paid and the unpaid Taxes of the Company and its subsidiaries do not exceed the reserve for Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the consolidated financial statements of the Company.

               (c) No claim has been made in writing by any taxing authority in any jurisdiction where the Company and its subsidiaries do not file Tax Returns that any of them is or may be subject to Tax by that jurisdiction. No current extensions or waivers of statutes of limitations with respect to any Tax Returns have been given by or requested in writing from the Company or any of its subsidiaries.

               (d) Neither the Company nor any of its subsidiaries is a party to or bound by any tax indemnity, tax sharing or tax allocation agreement with any party that is not a member of the Company's affiliated group, within the meaning of Section 1504(a) of the Code, on the date hereof.

               (e) Neither the Company nor any of its subsidiaries has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes (other than the group the common parent of which is the Company).

               (f) Except as disclosed in Section 3.13(f) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has made any payments, is obligated to make any payments or is a party to any agreement that under certain circumstances could obligate it to make any payments that would not be deductible under Section 280G of the Code.

               (g) "TAX" (including "TAXES") means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person.

               (h) "TAX RETURN" means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

        Section 3.14. Leased and Owned Property.

               (a) Section 3.14(a) of the Company Disclosure Schedule sets forth a complete and correct list of all real property owned by the Company or any of its subsidiaries, including the address of the property (the "OWNED REAL PROPERTY"). Except as set forth in Section 3.14 of the Company Disclosure Schedule, the Company or one of its subsidiaries holds good and marketable title to each such parcel of Owned Real Property, free and clear of any Liens.

               (b) Section 3.14(b) of the Company Disclosure Schedule sets forth a complete and correct list of all real property leases to which the Company or any of its subsidiaries is a party, including the address of the property, the name and address of the parties, the expiration date of the lease, the monthly rent as of the date hereof, and any additional rent currently payable under each such lease (the "REAL PROPERTY LEASES").

               (c) There is no breach or event of default on the part of the Company or any of its subsidiaries, or to the knowledge of the Company, the landlord with respect to any of the Real Property Leases, and, to the knowledge of the Company, there has been no event that, with the giving of notice or lapse of time, or both, would constitute a breach or event of default by the Company, any of its subsidiaries or landlord under any of the Real Property Leases, except for such breaches and defaults which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Subject to the foregoing, all the Real Property Leases are in full force and effect and are valid and enforceable against the parties thereto in accordance with their terms in all respects. The Company does not have any knowledge of any expenditures which are required or are reasonably likely to be required under the provisions of any Real

Property Lease for any purpose other than payment of rent or other charges due under such leases as provided therein.

               (d) There are no pending or, to the knowledge of the Company, threatened condemnation, eminent domain or similar proceedings with respect to any of the Owned Real Property or any of the premises leased under any of the Real Property Leases.

               (e) Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, the Company and each of its subsidiaries have good and marketable title to all of their personal properties and assets, free and clear of all Liens except Liens for Taxes not yet due and payable and such Liens, if any, as do not detract from the value of or interfere with the present use of the personal property affected thereby. To the Company's knowledge, all leases pursuant to which the Company or any of its subsidiaries lease from others personal property are in good standing, valid and enforceable in accordance with their respective terms. There is not, under any of such leases, any existing default or event of default by any party thereto (or event which with notice or lapse of time, or both, would constitute a default or event of default), except for such defaults which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

        Section 3.15. Intellectual Property; Software.

               (a) Section 3.15(a) of the Company Disclosure Schedule sets forth a complete and correct list of all Intellectual Property Rights (as defined below) owned, licensed or used by the Company or any of its subsidiaries in the conduct of their businesses, together with a listing of all licenses, franchises, licensing agreements (whether as licensor or licensee) to which the Company or any of its subsidiaries is a party, and any other arrangement with respect to such Intellectual Property Rights. All Intellectual Property Rights owned, licensed or used by the Company or any of its subsidiaries or used or exercised in or necessary to the conduct of the Company's and its subsidiaries' business, are referred to herein, collectively, as the "INTELLECTUAL PROPERTY ASSETS."

               (b) Neither the Company nor any of its subsidiaries has, during the three (3) years preceding the date of this Agreement, been a party to any Proceeding, nor, to the knowledge of the Company and its subsidiaries, is any Proceeding threatened, that involved or is likely to involve a claim of infringement or misappropriation by any person (including any Governmental Entity) of any Intellectual Property Right of such person. No Intellectual Property Asset owned by the Company is subject to any outstanding order, judgment, decree, or stipulation restricting in any material respect the use thereof by the Company or any of its subsidiaries, or restricting in any material respect the licensing thereof by the Company or any person. To the Company's knowledge, the current use and exploitation of the Intellectual Property Assets by the Company and its subsidiaries (including without limitation the licensing or other distribution of Software (as defined below) to third parties by the Company or any of its subsidiaries) does not infringe upon, violate or result in the misappropriation of any Intellectual Property Right of any person.

               (c) (i) The Company or one of its subsidiaries owns all right, title and interest in each of the Marks (as defined below) listed in Section 3.15(a) of the Company

Disclosure Schedule (collectively, the "COMPANY MARKS"), and the Company and its subsidiaries have not received any notice or claim (whether written or oral) challenging the Company's or the relevant subsidiary's exclusive and complete ownership of any Company Marks or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto;

                      (ii) To the knowledge of the Company and its subsidiaries, the Company Marks are legally valid and enforceable and the Company and its subsidiaries have not received any notice or claim (whether written or oral) challenging the validity or enforceability of any Company Marks;

                      (iii) To the knowledge of the Company and its subsidiaries, the Company has not taken any action (or failed to take any action), or used or enforced (or failed to use or enforce) any of the material Company Marks in a manner that would result in the abandonment, cancellation, forfeiture, relinquishment, or unenforceability of any of the material Company Marks or any of the Company's rights therein;

                      (iv) The Company has taken reasonable steps to protect the Company's rights in and to each of the Company Marks and to prevent the unauthorized use thereof by any other person, in each case in accordance with standard industry practice, and has adequately policed (as determined by the Company in its reasonable discretion) the Company Marks against third party infringement;

                      (v) Except as set forth in Section 3.15(c)(v) of the Company Disclosure Schedule, the Company has not granted to any person any right, license or permission to use any of the Company Marks;

                      (vi) All maintenance fees, annuities, and the like due on the Company Marks have been timely paid, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company;

                      (vii) No Company Mark has been or is now involved in any opposition or cancellation proceeding and, to the Company's knowledge, no such action is threatened with the respect to any of the Company Marks, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company; and

                      (viii) Neither the Company nor any of its subsidiaries has any Patents.

               (d) The Company has taken all necessary precautions to protect the secrecy of any of its Trade Secrets (as defined below) that derive commercial value from not being generally known to the public. The Company and each of its subsidiaries has the absolute and unrestricted right to use all of its Trade Secrets. Neither the Company nor any of its subsidiaries has received any notice or claim challenging the Company's absolute and unrestricted right to use any of its Trade Secrets or suggesting that any other person has any claim with respect thereto. To the knowledge of the Company and its subsidiaries, none of its Trade Secrets has been, or is alleged to have been, misappropriated from any other person. Except under appropriate confidentiality obligations, there has been no disclosure by the Company of material confidential information or other Trade Secrets that derive commercial value from not being generally known to the public.

               (e) The Company or one of its subsidiaries either owns the entire right, title and interest in, to and under, or has acquired a license to use, any and all Intellectual Property Assets relating to the conduct of their businesses in the manner that such businesses have heretofore been or are presently being conducted or as contemplated to be conducted pursuant to the Company's current business plan, and no other Intellectual Property Rights are necessary for the unimpaired continued operation of such businesses after the Effective Time in all respects in the manner that such businesses have heretofore been or are presently being conducted.

               (f) Section 3.15(f) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Software (excluding Software that is publicly available in consumer retail stores and subject to "shrink-wrap" agreements). Section 3.15(f) of the Company Disclosure Schedule specifically identifies all Software that is owned exclusively by the Company or any of its subsidiaries (the "OWNED SOFTWARE") and all Software that is used by the Company or any of its subsidiaries in the conduct of their business that is not exclusively owned by the Company or any of its subsidiaries (excluding Software that is available in consumer retail stores and subject to "shrink-wrap" agreements) (the "LICENSED SOFTWARE"). The Company or a subsidiary thereof is the owner of all right, title and interest in and to all Owned Software, including without limitation, all Copyrights (as defined below), Trade Secrets and other Intellectual Property Rights relating thereto, and neither the Company nor any of its subsidiaries has received any notice or claim (whether written, oral or otherwise) challenging the Company's complete and exclusive ownership of all Owned Software and all such Intellectual Property Rights relating thereto or claiming that any other person has any claim of legal or beneficial ownership with respect thereto. The Company has not assigned, licensed, transferred or encumbered any of its rights in or to any Owned Software, including without limitation any Copyrights, Trade Secrets or other Intellectual Property Rights with respect thereto, to any person, excluding any non-exclusive licenses granted to distributors or customers in the ordinary course of business. The Company and its subsidiaries have lawfully acquired the right to use the Licensed Software, as it is used in the conduct of their business as presently conducted, and have not exercised any rights in respect of any Licensed Software, including without limitation any reproduction, distribution or derivative work rights, outside the scope of any license expressly granted by the person from which the right to use such Licensed Software was obtained.

               (g) Section 3.15(g) of the Company Disclosure Schedule contains a complete and accurate specific list of all agreements and arrangements pertaining to the Licensed Software (excluding software that is available in consumer retail stores and subject to "shrink-wrap" agreements) (collectively, "LICENSED SOFTWARE AGREEMENTS") and a complete and accurate list of all agreements and arrangements pertaining to any other technology used or practiced by the Company as to which a person other than the Company or any of its subsidiaries owns the applicable Intellectual Property Rights (collectively, "OTHER LICENSED TECHNOLOGY AGREEMENTS" and, together with Licensed Software Agreements, the "LICENSED TECHNOLOGY AGREEMENTS"). Section 3.15(g) of the Company Disclosure Schedule sets forth a complete and accurate list of all royalty obligations of the Company and its subsidiaries under any Licensed Technology Agreements. All Licensed Technology Agreements are in full force and effect, and neither the Company nor any of its subsidiaries is in breach thereof, nor do they have any knowledge of any claim or information to the contrary. All Licensed Technology Agreements will be maintained by the Company and its subsidiaries in full force and effect through the Effective Time. There are no outstanding, and, to the Company's knowledge, no threatened disputes with respect to any Licensed Technology Agreement. Neither the execution and delivery of this Agreement nor the completion of the transactions contemplated hereby will result in the impairment of any rights under any Licensed Technology Agreement.

               (h) Section 3.15(h) of the Company Disclosure Schedule contains a complete and accurate list of all agreements and arrangements involving the grant by the Company or any subsidiary to any person of any right to distribute, prepare derivative works based on, support or maintain or otherwise commercially exploit any Software, including without limitation any value-added reseller agreements, joint development or marketing agreements or strategic alliance agreements involving any Software (collectively, "DESIGNATED SOFTWARE AGREEMENTS"). All Designated Software Agreements are in full force and effect, and neither the Company nor any of its subsidiaries is in material breach thereof, nor do they have any knowledge of any claim or basis for a claim to the contrary. All Designated Software Agreements will be maintained by the Company and its subsidiaries in full force and effect through the Effective Time. There are no outstanding and, to the Company's knowledge, no threatened disputes or disagreements with respect to any Designated Software Agreement. Neither the execution and delivery of this Agreement nor the completion of the transactions contemplated hereby will result in any impairment of rights under any Designated Software Agreement.

               (i) The Company has taken all commercially reasonable action in accordance with industry practice to protect its Intellectual Property Rights in relation to employees, independent contractors and consultants including entering into agreements with such persons that assign to the Company or such subsidiary all of the employee's, contractor's or consultant's rights, including all Intellectual Property Rights, in any Intellectual Property created or developed thereby that is used in connection with, or that relates to, the business of the Company and its subsidiaries. To the knowledge of the Company, no employee of the Company or any subsidiary has entered into any contract or other agreement with any person (other than the Company or the applicable subsidiary) that restricts or limits in any way the scope or type of work in which the employee may be engaged for the Company or such subsidiary or requires the employee to transfer, assign, or disclose information concerning the employee's work with the Company or such subsidiary to any other person.

               (j) "INTELLECTUAL PROPERTY RIGHTS" means intellectual property rights arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) fictional business names, trade names, service names, registered and unregistered trademarks and service marks and logos (including any Internet domain names), and applications therefor (collectively, "MARKS"); (ii) patents, patent rights and all applications therefor, including any and all continuation, divisional, continuation-in-part, or reissue patent applications or patents issuing thereon (collectively, "PATENTS"); (iii) copyrights and all registrations and applications therefor (collectively, "COPYRIGHTS"); and (iv) know-how, trade secrets, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, drawings, specifications, data bases and other proprietary and confidential information, including customer lists, in each case to the extent not included in the foregoing clauses (i), (ii) or (iii) ("TRADE SECRETS," and, collectively with Marks, Patents and Copyrights, "INTELLECTUAL PROPERTY").

               (k) "SOFTWARE" means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and (iv) all documentation, including user manuals and training materials, relating to any of the foregoing, in each case developed or licensed by the Company or any of its subsidiaries, or used in or necessary for the conduct of their business, specifically excluding those items prepared for customers in the operation of the Company's and its subsidiaries' business for which the customer contractually has vested title.

        Section 3.16. Licenses and Governmental Authorizations. Section 3.16 of the Company Disclosure Schedule contains a true and complete list of all material permits, licenses, variances, exemptions, orders and approvals (the "COMPANY PERMITS") of all Governmental Entities necessary for the lawful conduct of the businesses of the Company and its subsidiaries. The Company has provided Parent with true and complete copies of each Company Permit. The Company and its subsidiaries hold all the Company Permits and are in compliance with the terms of the Company Permits in all material respects. None of the Company or its subsidiaries have been notified by any Governmental Entity that such Governmental Entity intends to cancel, terminate or modify any of such Company Permits. All of such Company Permits are, and as of the Effective Time will be, valid and in full force and effect and the continuing validity and effectiveness of such Company Permits will not be affected by either the completion of the Offer or the Merger.

        Section 3.17. Insurance. The Company and its subsidiaries maintain general liability and other business insurance that the Company believes to be prudent for its business. Section 3.17 of the Company Disclosure Schedule lists all insurance policies covering the Company or any of its subsidiaries or employees where the annual premiums are in excess of $50,000.

        Section 3.18. Certain Business Practices. None of the Company, any of its subsidiaries or, to the Company's knowledge, any directors, officers, employees or agents of the Company or any of its subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.

        Section 3.19. Insider Interests. No stockholder, director or officer of the Company has any fiduciary or other ownership interest in any property, real or personal, tangible or intangible, including without limitation, any Software, Trade Secret or other Intellectual Property Right, used in or pertaining to the business of the Company or any subsidiary.

        Section 3.20. Opinion of Financial Advisor. PricewaterhouseCoopers Securities L.L.C. (the "FINANCIAL ADVISOR") has delivered to the Company's Board of Directors its written opinion (the "FAIRNESS OPINION") to the effect that, as of such date, the Merger Consideration is fair to the holders of Shares from a financial point of view, and such Fairness Opinion has been (or promptly will be) delivered by the Financial Advisor to Parent for inclusion and/or summary in the Offer Documents.

        Section 3.21. Brokers. No broker, finder or investment banker (other than the Financial Advisor, a true and correct copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

        Section 3.22. No Existing Discussions. As of the date hereof, the Company is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to any Third Party Acquisition (as defined below).

        Section 3.23. Vote Required. The affirmative vote of the holders of a majority of the Shares will be the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger, as such Merger is to be effected under this Agreement.

        Section 3.24. Section 203 of the DGCL; Other Takeover Laws. The Company's Board of Directors has taken all actions required to be taken by it so that the restrictions contained in Section 203 of the DGCL applicable to an "interested stockholder" or a "business combination" (as defined in Section 203) and the restrictions contained in any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation of any other jurisdiction applicable to the transactions contemplated hereby, will not apply to the execution, delivery or performance of this Agreement or the completion of the Offer, the Merger or the other transactions contemplated by this Agreement.

                                    ARTICLE 4
             REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

        Parent and Purchaser represent and warrant to the Company as follows:

        Section 4.1. Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted.

        Section 4.2. Authority Relative to this Agreement. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to complete the transactions contemplated hereby. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly and validly authorized by each of Parent's and Purchaser's Board of Directors and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid, legal and binding agreement of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

        Section 4.3. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky laws, and the HSR Act, and except for certain foreign governmental approvals and the filing and recordation of the Merger Certificate as required by the DGCL, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Purchaser of this Agreement or the completion by Parent or Purchaser of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notices would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither the execution, delivery and performance of this Agreement by Parent or Purchaser nor the completion by Parent or Purchaser of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificate of Incorporation or Bylaws of Parent or Purchaser; (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or any Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Purchaser is a party or by which either of them or any of their respective properties or assets may be bound; or (iii) violate any order, writ, injunction, decree, or any law, statute, rule or regulation applicable to Parent or Purchaser or any of their respective properties or assets, except for violations, breaches or defaults that will not materially delay or prevent the completion of the transactions contemplated hereby.

        Section 4.4. Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the
Schedule 14D-9 will, at the time the Schedule 14D-9 is filed with the SEC or disseminated to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the Offer Documents and the other documents required to be filed by Parent with the SEC in connection with the Offer, the Merger and the other transactions contemplated hereby, will comply as to form, in all material respects, with the requirements of the Securities Act and the Exchange Act and will not, at the time such document is filed with the SEC or disseminated to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 4.5. Interim Operations of Purchaser. Purchaser was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

        Section 4.6. Funds. Parent has, or will have, sufficient funds available (through existing credit arrangements or otherwise) to purchase, or to cause Purchaser to purchase, all the

Shares pursuant to the Offer and the Merger and to pay all fees, expenses and payments related to the transactions contemplated hereby.

        Section 4.7. Litigation. There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or any of their respective properties or assets which would reasonably be expected to prevent or materially delay the completion of the transactions contemplated by this Agreement.

                                    ARTICLE 5
                                    COVENANTS

        Section 5.1. Conduct of the Company's Business. The Company covenants that, prior to the Effective Time, unless Parent otherwise consents in writing or as otherwise expressly contemplated by this Agreement or as set forth in
Schedule 5.1, neither the Company nor any of its subsidiaries will:

               (a) amend its Certificate of Incorporation or Bylaws (or other similar governing instrument);

               (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of any class of capital stock or any other securities or equity equivalents (including, without limitation, any stock options, restricted stock, stock appreciation rights, deferred stock awards, warrants or other rights to acquire Shares or any other interest in the capital stock or any other equity security of the Company), except for (i) the issuance and sale of Shares pursuant to Stock Options previously granted or (ii) the issuance and sale of securities by a subsidiary of the Company to any entity which is wholly owned by the Company;

               (c) take any action to accelerate the exercisability or vesting of Stock Options (except to the extent that such Stock Options automatically accelerate under their existing terms), permit cash payments to holders of Stock Options with respect to such Stock Options (except as contemplated hereunder), and/or otherwise modify or amend the existing terms of such Stock Options;

               (d) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries, except for the payment of dividends or distributions by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company;

               (e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

               (f) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure or ownership of any subsidiary;

               (g) (i) incur or assume any long-term or short-term debt for money borrowed (including without limitation debt contemplated by the Commitment Letter dated March 14, 2001 from Bank of America Commercial Finance to the Company) or issue any debt securities except for borrowings under existing lines of credit or in connection with existing commercial paper programs in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice and except for obligations of subsidiaries of the Company incurred in the ordinary course of business; (iii) make any loans, advances or capital contributions to or investments in any other person (other than to subsidiaries of the Company or customary loans or advances to employees, in each case in the ordinary course of business consistent with past practice);
(iv) pledge or otherwise encumber shares of capital stock of the Company or its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon (other than currently existing Liens and Liens for Taxes not yet due);

               (h) enter into, adopt, amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not contemplated by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units), except as may be contemplated by this Agreement, a contract or written plan now in effect or by applicable law and except, with respect to non-executive officers of the Company earning less than $100,000 per annum, in the ordinary course of business and consistent with past practice;

               (i) other than the sale of inventory in the ordinary course of business, acquire, sell, lease or dispose of any assets in any single transaction or series of related transactions having a fair market value in excess of $100,000 in the aggregate;

               (j) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it (other than immaterial changes);

               (k) revalue in any respect any of its assets including without limitation writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice or as required by generally accepted accounting principles;

               (l) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (ii) enter into any contract or agreement that would be material to the Company and its subsidiaries, taken as a whole; (iii) authorize any new (not within the Company's existing capital expenditure budget) capital expenditure or expenditures which individually is in excess of $50,000; provided that none of the foregoing shall limit any capital expenditure required pursuant to existing customer contracts or pursuant to the Company's existing capital expenditures budget, a copy of which has been provided by the Company to Parent;

               (m) make any Tax election or settle or compromise any income Tax liability, in each case, other than in the ordinary course of business consistent with past practice;

               (n) settle or compromise any pending or threatened suit, action or claim;

               (o) commence any research and/or development project or terminate any research and/or development project that is currently ongoing, in either case except pursuant to the terms of existing contracts or except as contemplated by the Company's project development budget previously provided to Parent;

               (p) subject to Section 5.5 hereof, sell to any person other than Parent, Purchaser or their affiliates more than fifteen percent (15%) of the Shares;

               (q) take any action outside of its ordinary course of business, consistent with past practices; or

               (r) take or agree in writing or otherwise to take any of the actions described in this Section 5.1.

For purposes of giving its consent pursuant to this Section 5.1, Parent hereby designates the two individuals identified on Schedule 5.1 hereto, or such other individuals as Parent may designate in writing from time to time ("PARENT'S REPRESENTATIVES"). Any requests for consent to any prohibited action under this
Section 5.1 shall be made in writing to one or both of Parent's Representatives (with a copies thereof concurrently furnished in accordance with Section 8.7 hereof), who shall respond promptly in writing. If Parent's Representatives do not respond to any such request within five (5) Business Days after their receipt of such request, consent by Parent shall be deemed to have been given.

        Section 5.2. Stockholder Approval; Preparation of Proxy Statement.

               (a) If required by applicable law in order to complete the Merger, the Company (acting through its Board of Directors) shall, as promptly as practicable following the expiration of the Offer and in accordance with applicable law:

                      (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "SPECIAL MEETING") for the purpose of obtaining approval of the Merger and the adoption of this Agreement;

                      (ii) (v) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and this Agreement; (w) obtain and furnish the information required to be included by the SEC in the Proxy Statement (as defined below); (x) promptly notify Parent of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the preliminary proxy or information statement or for additional information and furnish Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the preliminary proxy or information statement or the Merger;
(y) after consultation with Parent, respond promptly to any comments and requests from the SEC or its staff with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "PROXY STATEMENT") to be prepared and disseminated to its stockholders; and (z) seek to obtain the necessary approvals of the Merger and this Agreement by its stockholders; and

                      (iii) subject to Section 5.5 hereof, include in the Proxy Statement the recommendation of the Company's Board of Directors that the stockholders of the Company vote in favor of the approval of the Merger and the adoption of this Agreement.

               (b) Parent shall provide the Company with the information concerning Parent and Purchaser required to be included in the Proxy Statement and will vote, or cause to be voted, all Shares then owned by Parent, Purchaser or any subsidiary of Parent in favor of the approval of the Merger and the adoption of this Agreement. The Company shall give Parent an opportunity to comment on any correspondence with the SEC or its staff or any proposed material to be included in the Proxy Statement prior to transmission to the SEC or its staff and shall not transmit any such material to which Parent reasonably objects. Parent shall ensure that no material relating to Parent or Purchaser contained in the Proxy Statement, will, at the time the Proxy Statement is filed with the SEC or disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

               (c) If at any time prior to the Effective Time any event with respect to the Company or any of its subsidiaries should occur which is required to be described in an amendment or supplement to the Proxy Statement, such event shall be so described and the Company shall promptly prepare and file such amendment or supplement with the SEC and, as required by law, disseminate the same to the stockholders of the Company.

               (d) Notwithstanding the foregoing, in the event that Parent, Purchaser or any other subsidiary of Parent acquires at least ninety percent (90%) of the outstanding Shares, pursuant to the Offer or otherwise, the parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a Special Meeting, in accordance with Section 253 of the DGCL.

               (e) The Company shall ensure that any Proxy Statement will comply as to form, in all material respects, with the requirements of the Securities Act and the Exchange Act and that no material relating to the Company contained in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC or disseminated to its stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 5.3. Access to Information; Confidentiality.

               (a) The Company shall, and shall cause its subsidiaries and its and their respective directors, officers, employees, representatives and agents to, afford, from the date hereof to the Effective Time, the officers, employees, representatives and agents of Parent and Purchaser reasonable access during regular business hours to its officers, employees, agents, properties, books, records and workpapers, and shall promptly furnish Parent all financial, operating and other information and data as Parent, through its officers, employees, representatives or agents, may reasonably request upon reasonable notice thereof.

               (b) Except as required by law, each of Parent, Purchaser and the Company shall hold, and shall cause its respective officers, employees, representatives and agents to hold, for a period of five (5) years from the date hereof, in confidence any confidential information and documents furnished to the other party in connection with the transactions contemplated by this Agreement ("CONFIDENTIAL INFORMATION"). Parent, Purchaser and the Company shall use the Confidential Information solely for the purpose of the transactions contemplated by this Agreement and shall not use the Confidential Information in any way detrimental to any other party. In the event that either party is requested in any Proceeding to disclose any Confidential Information, such party shall give the other party prompt written notice of such request so that the other party may seek an appropriate protective order. If, in the absence of a protective order, a party is nonetheless compelled to disclose Confidential Information, such party may disclose such Confidential Information; provided, however, that such party shall provide the other party written notice of the information to be disclosed as far in advance of its disclosure as practicable and, upon the request of and at the expense of such other party, such party shall use all commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such Confidential Information. "CONFIDENTIAL INFORMATION" does not include information which was or becomes generally available on a non-confidential basis.

               (c) No investigation pursuant to this Section 5.3 or belief contemplated by Section 5.6(c) will affect, add to, subtract from or otherwise alter any representations or warranties of the parties hereto or the conditions to the obligations of the parties hereto to effect the Merger.

        Section 5.4. Best Efforts. Subject to the terms and conditions of this Agreement, including, without limitation, Section 5.5 hereof, each of the parties hereto shall use all of their respective best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to complete and make effective the transactions contemplated by this Agreement as promptly as practicable, including, without limitation, (a) cooperating in the preparation and filing of the Offer Documents, any filings that may be required under the HSR Act or similar governmental legal requirements, and any amendments to any thereof; (b) obtaining consents of all third parties and Governmental Entities necessary, proper or advisable for the completion of the transactions contemplated by this Agreement; (c) contesting any legal proceeding, whether judicial or administrative, relating to the Merger, including, without limitation, seeking to have any stay imposed or temporary restraining order entered by any Governmental Entity vacated or reversed; and (d) executing any additional instruments necessary to complete the transactions contemplated hereby, subject in all instances to any required Stockholder Approval. Subject to the terms and conditions of this Agreement, Parent and the Company shall use all of their respective best efforts to cause the Effective Time to occur as soon as practicable after the completion of the Offer. In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the proper directors and officers of each party hereto shall take all such necessary action. Parent shall cause Purchaser to comply with its obligations under this Agreement.

        Section 5.5. Inquiries and Negotiations.

               (a) The Company, its subsidiaries and their respective directors, officers, employees, representatives and agents shall immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition (as defined below). Neither the Company nor any of its subsidiaries shall, nor shall the Company authorize or permit any of its or their respective directors, officers, employees, representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to any person or group (other than Parent and Purchaser or any designees of Parent and Purchaser) concerning any Third Party Acquisition; provided, however, that (i) nothing herein shall prevent the Company's Board of Directors from taking and disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer; (ii) if the Company receives an unsolicited proposal for a Third Party Acquisition from a Third Party, nothing herein shall prevent the Company or its representatives from making such inquiries or conducting such discussions as the Company's Board of Directors, after consultation with legal counsel, may deem necessary to inform itself for the purpose of exercising its fiduciary duties, and (iii) if the Company receives an unsolicited proposal for a Third Party Acquisition from a Third Party that the Company's Board of Directors by a majority vote determines in its good faith judgment (after consultation with, and duly considering the advice of, a financial advisor of nationally recognized reputation) is reasonably likely to result in a Superior Proposal, the Company and its representatives may conduct such additional discussions or provide such information as the Company's Board of Directors shall determine, but only if, prior to such provision of information or additional discussion, (A) such Third Party has entered into a confidentiality and standstill agreement substantially similar to Section 5.3 hereof and Section 7 of the Stock Purchase Agreement which agreement contains provisions that expressly permit the Company to comply with the provisions of this Section 5.5; provided, that if the Company enters into a confidentiality agreement without standstill provisions substantially similar to those contained in the Stock Purchase Agreement, then Parent will, to the extent of the difference, be relieved of compliance with the Stock Purchase Agreement's standstill provisions and (B) the Company's Board of Directors determines in its good faith judgment, after consultation with legal counsel, that it is required to do so in order to comply with its fiduciary duties. The Company shall promptly notify the Parent in the event it receives any proposal or inquiry concerning a Third Party Acquisition including the terms and conditions thereof and the identity of the party submitting such proposal. The Company shall advise the Parent from time to time of the status and any material developments concerning the same.

               (b) Except as set forth in this Section 5.5(b), the Company's Board of Directors shall not withdraw, change or modify its recommendation of the transactions contemplated hereby or approve or recommend, or cause the Company to enter into any agreement with respect to, any Third Party Acquisition. Notwithstanding the foregoing or anything in this Agreement to the contrary, if the Company's Board of Directors determines in its good faith judgment, after consultation with legal counsel, that it is required to do so in order to comply with its fiduciary duties, the Company's Board of Directors may withdraw its recommendation of the transactions contemplated hereby or approve or recommend a Superior Proposal (as defined below), but in each case only (i) after providing written notice to Parent (a "NOTICE OF SUPERIOR PROPOSAL") advising Parent that the Company's Board of Directors has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and (ii) if Parent does not, within five
(5) Business Days after Parent's receipt of the Notice of Superior Proposal, make an offer which the Company's Board of Directors determines in its good faith judgment (after consultation with, and duly considering the advice of, a financial advisor of nationally recognized reputation) to be as favorable to the Company's stockholders as such Superior Proposal; provided, however, the Company shall not be entitled to enter into any agreement with respect to a Superior Proposal (excluding a confidentiality and standstill agreement pursuant to Section 5.5(a)) unless and until this Agreement is terminated by its terms pursuant to Article 7 and the Company has paid all amounts due to Parent and Purchaser thereunder.

               (c) "THIRD PARTY ACQUISITION" means the occurrence of any of the following events: (i) the acquisition of the Company by merger, reorganization, consolidation, share exchange, business combination, purchase of stock or assets or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, Purchaser or any affiliate thereof (a "THIRD PARTY"); (ii) the acquisition by a Third Party of all, or a material portion of all, the Company's assets; (iii) the acquisition by a Third Party of fifteen percent (15%) or more of the outstanding Shares;
(iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company or any of its subsidiaries of more than fifteen percent (15%) of the outstanding Shares; or (vi) the acquisition by the Company or any subsidiary by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, annual net income or total assets is equal or greater than fifteen percent (15%) of the annual revenues, annual net income or total assets of the Company.

               (d) "SUPERIOR PROPOSAL" means any bona fide Third Party Acquisition proposal which the Company's Board of Directors by a majority vote determines in its good faith judgment (after consultation with, and duly considering the advice of, a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger.

        Section 5.6. Notification of Certain Matters, Etc. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or failure to occur, of any event that such party believes would be likely to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and (ii) any material failure of the Company or Parent, as the case may be, or any director, officer, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that failure to give such notice shall not constitute a waiver of any defense that may be validly asserted.

        Section 5.7. Indemnification.

               (a) Parent shall provide, until the sixth (6th) anniversary of the Closing Date, the directors and officers of the Company who are currently covered by the Company's existing insurance and indemnification policy an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O INSURANCE"), including, without limitation, the transactions contemplated by this Agreement, that is no less favorable than the Company's existing policy or, if substantially equivalent coverage is unavailable, the best available coverage; provided, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of one hundred fifty percent (150%) of the last annual premium paid by the Company prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

               (b) After the Effective Time, Parent shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless each person who is now, or has been prior to the date hereof or who becomes prior to the Effective Time, a director, officer, employee or agent of the Company or any of its subsidiaries (the "INDEMNIFIED PERSONS") against (i) all losses, claims, damages, costs, expenses (including without limitation reasonable counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of the Company or any of its subsidiaries, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time (the "INDEMNIFIED LIABILITIES") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the transactions contemplated hereby, in each case to the fullest extent required or permitted under applicable law or under the Surviving Corporation's certificate of incorporation, bylaws, indemnification agreements in effect at the date hereof (as disclosed to Parent in the Company Disclosure Schedule), or otherwise as permitted by contracts identified on Schedule 5.7 hereto, including provisions relating to the advancement of expenses incurred in the defense of any action or suit. In the event of any claim (a "CLAIM") for indemnification by an Indemnified Person hereunder, the Surviving Corporation shall control the defense of such Claim with counsel selected by the Surviving Corporation; provided, however, that the Indemnified Person shall be permitted to participate in the defense of such Claim through counsel reasonably acceptable to the Surviving Corporation and selected by the Indemnified Person, at the Indemnified Person's expense. Notwithstanding the foregoing, if there is any conflict between the Surviving Corporation and any Indemnified Person or there are additional defenses available to any Indemnified Person, the Indemnified Person shall be permitted to participate in the defense of such Claim with counsel reasonably acceptable to the Surviving Corporation selected by the Indemnified Person, and Parent shall cause the Surviving Corporation to pay the reasonable fees and expenses of such counsel to the fullest extent permitted by law; provided, however, that the Surviving Corporation shall not be obligated to pay the reasonable fees and expenses of more than one (1) counsel for all Indemnified Persons in any single Claim. It is acknowledged that the SEC investigation and related actions against the Company and certain of its current and former directors, officers and employees, as disclosed in the section captioned "Legal Proceedings" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "INVESTIGATION"), will continue to be treated as separate Claims hereunder and, accordingly, each such person who has been entitled to separate counsel in connection with the Investigation immediately prior to the Effective Time will continue to be entitled to separate counsel in connection with the Investigation after the Effective Time; the Surviving Corporation shall continue to be obligated to pay the reasonable fees and expenses of each such counsel. Without limiting the foregoing, in the event any Indemnified Person participates in the defense of any Claim and the Surviving Corporation is required to pay the reasonable fees and expenses of such Indemnified Party's legal counsel pursuant to the two immediately preceding sentences, then Parent shall cause the Surviving Corporation to periodically advance to such Indemnified Person its reasonable legal and other expenses (including the reasonable costs of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Person of an undertaking to reimburse the amounts so advanced in the event of a final, nonappealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified for such expenses. The Surviving Corporation shall not be liable for any settlement effected without its written consent (including, without limitation, any settlement effected without its written consent in connection with the Investigation), which consent shall not be unreasonably withheld. Each Indemnified Person is intended to be a third party beneficiary of this Section
5.7 and may specifically enforce its terms. This Section 5.7 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or under the Company's Certificate of Incorporation, Bylaws, indemnification agreements in effect at the date hereof (as disclosed to Parent in the Company Disclosure Schedule), or otherwise as permitted by contracts identified on Schedule 5.7 hereto, including provisions relating to the advancement of expenses incurred in the defense of any action or suit.

               (c) In the event that Parent or Purchaser or any of their successors or assigns (i) consolidates with or merges into any other person or entity and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 5.7, proper provision shall be made so that the successors and assigns of Parent and Purchaser assume the obligations of Parent and Purchaser set forth in this
Section 5.7.

        Section 5.8. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to the Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

        Section 5.9. Resignation of Directors and Officers. After the completion of the Offer and to the extent requested by Parent, the Company shall cause each of the directors and officers of the Company and its subsidiaries to tender their resignations effective on or before the Effective Time.

        Section 5.10. Public Announcements. Parent, Purchaser and the Company, as the case may be, shall consult with, and obtain the approval of, one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Offer and the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with The Nasdaq Stock Market or as reasonably determined to be prudent upon the good faith exercise of the fiduciary duties of the board of directors of any party hereunder; provided, however, that in any event, the announcing party shall notify the other parties hereto of the material details of any such release or statement at least one (1) Business Day prior to the public announcement thereof.

        Section 5.11. ISRA Procedures.

               (a) At is own cost and expense, the Company shall comply with all obligations pursuant to ISRA (as defined below) resulting from the transactions contemplated by this Agreement. At the Company's option, the Company may seek a determination from NJDEP that compliance with ISRA is not required by reason of the transactions contemplated by this Agreement in the form of an application for a letter of ISRA nonapplicability (an "LNA") for each facility or place of business in New Jersey owned or operated by the Company. If NJDEP approves an LNA for any site, the LNA shall fulfill the Company's obligations under this
Section 5.11 for such site (each, a "SITE"). The Company shall (i) provide Parent and Purchaser with drafts of all submissions to NJDEP regarding ISRA exemption or compliance, at least three (3) Business Days in advance of submission to NJDEP, for review and approval by Parent and Purchaser (which approval will not be unreasonably withheld); (ii) provide notice to Parent and Purchaser of any meetings with NJDEP concerning ISRA compliance at least three
(3) Business Days in advance of such meetings; and (iii) permit Parent and Purchaser to attend any such meetings. Except to the extent already in place prior to the date hereof or required of the Company under its settlement agreement, dated February 21, 2001, with the Okonite Company (as disclosed to Parent in the Company Disclosure Schedule), the Company shall not request any NJDEP ISRA approvals based upon the use of Engineering Controls, Deed Notices, Classification Exception Areas (as such terms are defined under ISRA), or other non-residential remediation standards without the prior written approval of Parent and Purchaser (which approval will not be unreasonably withheld).

               (b) "ISRA" means, collectively, New Jersey's Industrial Site Recovery Act (N.J.S.A. Section 13:1K-6, et seq.) and the Brownfield and Contaminated Site Remediation Act (formerly known as the Hazardous Discharge Site Remediation Act, N.J.S.A. Section 58:10B-1, et seq.), both as amended, and all applicable regulations, orders or directives adopted thereunder or pertaining thereto.

               (c) "NJDEP" means the New Jersey Department of Environmental Protection and its successors.

        Section 5.12. Employee Benefits. For a period of not less than two (2) years following the Effective Time, the Surviving Corporation shall provide to current and former employees of the Company employee benefits that are, in the aggregate, not less favorable than those provided to such employees immediately before the Effective Time. The foregoing will not be interpreted to prevent (i) the amendment or termination of any particular Employee Plan or employment agreement to the extent permitted by, and in accordance with, its terms, as in effect immediately before the Effective Time and as described in the Company Disclosure Schedule or the SEC Reports or (ii) the termination of employment or the reduction of, or other change in, the compensation or employee benefits of any individual employee of the Company.

                                    ARTICLE 6
                            CONDITIONS TO THE MERGER

        Section 6.1. Conditions to the Obligations of the Parties. The respective obligations of each party to complete the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions:

               (a) this Agreement has been duly approved and adopted by the holders of the outstanding Shares, if required, in accordance with applicable law and the Certificate of Incorporation and Bylaws of the Company; provided, that Parent and Purchaser shall vote, or cause to be voted, all Shares then owned or controlled by them in favor of the Merger;

               (b) no statute, rule, regulation, executive order, decree, ruling or injunction has been enacted, entered, promulgated or enforced by any United States court or United States governmental authority which prohibits, restrains or enjoins the completion of the Merger; provided that the party invoking this condition has complied with its obligations under Section 5.4 hereof;

               (c) any waiting period applicable to the Merger under the HSR Act has terminated or expired and, to the extent required, the Commission of the European Union has approved the Merger under Regulation (EEC) No. 4064/89 of the Council of the European Union, or such approval shall have been deemed granted;

               (d) any applicable approval under ISRA has been obtained by the Company from NJDEP in accordance with Section 5.11; and

               (e) Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer.

                                    ARTICLE 7
                           TERMINATION AND ABANDONMENT

        Section 7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the purchase of Shares pursuant to the Offer:

               (a) by mutual written consent of Parent, Purchaser and the Company;

               (b) by Parent and Purchaser or by the Company, if

                      (i) any court of competent jurisdiction in the United States or other Governmental Entity in the United States or other jurisdiction where the Company has material assets or operations has issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; or

                      (ii) the purchase of Shares pursuant to the Offer has not been completed on or prior to the date three (3) months from the date hereof; provided, however, that the passage of the period referred to in this clause
(ii) shall be tolled during (A) the period during which any party shall be subject to a non-final order, decree, ruling or action restraining, enjoining or otherwise prohibiting the Offer or the Merger, but not more than an additional three (3) months or (B) any additional waiting period under the HSR Act resulting from a second request; provided, further, that no party may terminate this Agreement pursuant to this clause (ii) if such party's failure to fulfill any of its obligations under this Agreement has been the reason that the purchase of Shares pursuant to the Offer has not occurred on or before said date;

               (c) by the Company's Board of Directors, if:

                      (i) (A) the Company's Board of Directors has entered into or publicly announced its intention to enter into an agreement or an agreement in principle with respect to a Superior Proposal, in strict compliance with
Section 5.5 hereof; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c)(i)(A) shall not be available if (1) the Company has breached any obligation under Section 5.5 hereof; (2) prior to or concurrently with any purported termination under this Section 7.1(c), the Company has failed to pay any fee that it is required to pay pursuant to Section 7.3; or (3) the Company has failed to provide Parent and Purchaser with at least five (5) Business Days' prior written notice of its intention to terminate this Agreement; or

                             (B) any representation or warranty made by Parent
or Purchaser in this Agreement is not true and correct in all material respects when made and has resulted in, or is reasonably likely to result in, the failure to satisfy any of the conditions to the Offer set forth in Annex I hereto, or Parent or Purchaser has failed to observe or perform in any material respect any of its material obligations under this Agreement; provided, that prior to exercising such right of termination pursuant to this Section 7.1(c)(i)(B), the Company has provided prompt written notice to Parent of such misrepresentation, breach of warranty or failure to observe or perform; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this
Section 7.1(c)(i)(B) if the condition resulting in such misrepresentation, breach of warranty or failure to observe or perform is cured (1) in the event such notice is delivered on or prior to the fourth (4th) Business Day prior to the then-scheduled Expiration Date, not later than the earlier of (y) such Expiration Date and (z) ten (10) Business Days following delivery of such notice and (2) in the event such notice is delivered on or after the third (3rd) Business Day prior to the then-scheduled Expiration Date, not later than three
(3) Business Days following such delivery (it being agreed that, in such event, the Offer shall be extended as necessary at least until the end of such cure period); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c)(i)(B) shall not be available if the Company is in material breach of any of its obligations hereunder; or

                      (ii) if Parent or Purchaser has terminated the Offer, or the Offer has expired without Parent or Purchaser, as the case may be, purchasing any Shares pursuant thereto;

provided, however, that the right to terminate this Agreement pursuant to this
Section 7.1(c)(ii) shall not be available if the Company is in material breach of any of its obligations hereunder; or

                      (iii) if Parent or Purchaser has failed to commence the Offer on or prior to ten (10) Business Days following the date of the initial public announcement of the Offer or has failed to pay for the Shares in accordance with the terms of the Offer; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) shall not be available if the Company is in material breach of any of its obligations hereunder.

               (d) by Parent and Purchaser, if neither Parent nor Purchaser is in material breach of any of their respective obligations hereunder and:

                      (i) an event has occurred or failed to occur, which event if occurring or failing to occur after the commencement of the Offer would result in a failure to satisfy any of the conditions to the Offer set forth in Annex I hereto, and Parent or Purchaser fails to commence the Offer on or prior to ten (10) Business Days following the date of the initial public announcement of the Offer;

                      (ii) (A) (1) the Company's Board of Directors has withdrawn, modified or changed in any manner adverse to Parent or Purchaser its approval or recommendation of the Offer, this Agreement or the Merger, or (2) has recommended any proposal for a Third Party Acquisition or has executed, or has announced its intention to enter into, an agreement in principle or definitive agreement relating to any Third Party Acquisition with any Third Party (or the Company's Board of Directors resolves to do any of the foregoing);

                             (B) any Third Party has become, after the date
hereof, the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of the outstanding Shares; or

                             (C) any representation or warranty made by the
Company in this Agreement is not true and correct when made and has resulted in, or is reasonably likely to result in, a Material Adverse Effect on the Company or the failure to satisfy any of the conditions to the Offer set forth in Annex I hereto, or the Company has failed to observe or perform in any material respect any of its material obligations under this Agreement; provided, that prior to exercising such right of termination pursuant to this Section 7.1(d)(ii)(C), Parent and Purchaser have provided prompt written notice to the Company of such misrepresentation, breach of warranty or failure to observe or perform; provided, further, that neither Parent nor Purchaser shall have the right to terminate this Agreement pursuant to this Section 7.1(d)(ii)(C) if the condition resulting in such misrepresentation, breach of warranty or failure to observe or perform is cured (1) in the event such notice is delivered on or prior to the fourth (4th) Business Day prior to the then-scheduled Expiration Date, not later than the earlier of (y) such Expiration Date and (z) ten (10) Business Days following delivery of such notice and (2) in the event such notice is delivered on or after the third (3rd) Business Day prior to the then-scheduled Expiration Date, not later than three (3) Business Days following such delivery (it being agreed that, in such event, the Offer shall be extended as necessary at least until the end of such cure period).

        Section 7.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders other than the provisions of Sections 5.3(b), 7.2 and 7.3 hereof. Nothing contained in this Section 7.2 will relieve any party from liability for any breach of its covenants, agreements or obligations set forth in this Agreement.

        Section 7.3. Fees and Expenses.

               (a) In the event that this Agreement is terminated pursuant to:

                      (i) Sections 7.1(c)(i)(A), (d)(ii)(A) or (d)(ii)(B);

                      (ii) Section 7.1(d)(ii)(C) and within twelve (12) months thereafter the Company enters into an agreement with respect to a Third Party Acquisition or a Third Party Acquisition occurs involving any party (or any affiliate thereof) (A) with whom the Company (or its agents) had negotiations with a view to a Third Party Acquisition; (B) to whom the Company (or its agents) furnished information with a view to a Third Party Acquisition; or (C) who had submitted a proposal for a Third Party Acquisition, in the case of each of clauses (A), (B) and (C), after the date hereof and prior to such termination; or

                      (iii) Section 7.1(b)(ii) at a time when (A) the Minimum Condition is not satisfied; (B) there shall be outstanding a publicly announced offer by a Third Party to complete a Third Party Acquisition; and (C) no other condition to the Offer is unsatisfied, and within twelve (12) months thereafter the Company enters into an agreement with respect to a Third Party Acquisition or a Third Party Acquisition occurs, in either case involving the Third Party referred to above;

then Parent and Purchaser would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Purchaser for such damages the Company shall pay to Parent the amount of $4,000,000.00 as liquidated damages within five (5) Business Days (or such lesser time as may be specified herein) following (x) such termination referred to in Section 7.3(a)(i) or (y) the entering into of the agreement for a Third Party Acquisition or the occurrence of the Third Party Acquisition which triggers the obligation to make the payment pursuant to Section 7.3(a)(ii) or
(iii). Each of the parties hereto acknowledges that the amount to be paid pursuant to this Section 7.3(a) represents liquidated damages and not a penalty.

               (b) In addition, if the Company terminates this Agreement pursuant to Section 7.1(c)(i)(A) or if Parent terminates this Agreement pursuant to Section 7.1(d)(ii), the Company shall reimburse Parent, Purchaser and their affiliates (not later than five (5) Business Days after submission to the Company of written statements therefor) for all out-of-pocket fees and expenses actually incurred by any of them in connection with the Offer and the Merger and the completion of the transactions contemplated hereby (including, without limitation, fees and costs payable to investment bankers and their legal counsel and to legal counsel, accountants and financial printers engaged by Parent, Purchaser or their affiliates); provided, however, that the Company will not be liable hereunder for any fees and expenses in excess of $2,000,000.00;

provided further that in no event shall the amounts paid pursuant to this
Section 7.3(b) and the amounts paid pursuant to Section 7.3(a) exceed an aggregate of $5,000,000.00.

               (c) Except as specifically provided in this Section 7.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

                                    ARTICLE 8
                                  MISCELLANEOUS

        Section 8.1. Amendment. This Agreement may be amended by action taken by the Company, Parent and Purchaser at any time before or after approval of the Merger by the stockholders of the Company but, after any such approval, no amendment shall be made which requires the approval of such stockholders under applicable law without such approval. This Agreement, including the Company Disclosure Schedule and the other attachments hereto, may be amended only by an instrument in writing signed on behalf of each of the parties hereto.

        Section 8.2. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto; or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

        Section 8.3. Nonsurvival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the earlier of the Effective Time or a termination of this Agreement. This Section 8.3 shall not limit any covenant or agreement of the parties hereto that by its terms requires performance after the Effective Time.

        Section 8.4. Entire Agreement. This Agreement, including the Company Disclosure Schedule and the other attachments hereto, and the Confidentiality Agreement referred to in Section 5.3(b) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings both written and oral between the parties with respect to the subject matter hereof.

        Section 8.5. Binding Effect; Assignability. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties, nor is this Agreement intended to confer upon any other person except the parties hereto any rights or remedies hereunder; provided, however, that Purchaser may assign any or all of its rights and obligations under this Agreement to any subsidiary of Parent, but no such assignment will relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations.

        Section 8.6. Validity. This Agreement will be severable, and the invalidity or unenforceability of any term or provision hereof will not affect the validity or enforceability of this Agreement or of any other term or provision hereof, so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Furthermore, in lieu of any invalid or unenforceable term or provision, the parties hereto intend that there be added as a part of this Agreement a valid and enforceable provision as similar in terms to such invalid or unenforceable provision as may be possible.

        Section 8.7. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by delivery via a nationally-recognized overnight delivery service to each other party as follows:

           if to Parent or Purchaser:    Church & Dwight Co., Inc.
                                         409 N. Harrison Street
                                         Princeton, New Jersey  08543
                                         Attention:  Robert A. Davies III
                                         Facsimile:  (609) 497-7177

           with a copy to:               Gibson Dunn & Crutcher LLP
                                         4 Park Plaza
                                         Irvine, California  92614
                                         Attention:  Ronald S. Beard, Esq.
                                         Facsimile:  (949) 451-4220

           if to the Company to:         USA Detergents, Inc.
                                         1735 Jersey Avenue
                                         North Brunswick, New Jersey  08902
                                         Attention:  Uri Evan
                                         Facsimile:  (732) 246-7733

           with a copy to:               Fulbright & Jaworski L.L.P.
                                         666 Fifth Avenue
                                         New York, New York  10103
                                         Attention:  Sheldon G. Nussbaum, Esq.
                                         Facsimile:  (212) 318-3400

or to such other address or facsimile as the person to whom notice is given may hereinafter furnish to the others in writing in the manner set forth above.

        Section 8.8. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

        Section 8.9. Construction. The captions and titles of the articles, sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. This Agreement shall be construed without regard to any presumption or other rule requiring the resolution of any ambiguity regarding the interpretation or construction hereof against the party causing this Agreement to be drafted. The phrase "made available" in this Agreement means that the information referred to has been made available if requested by the party to whom such information is to be made available. No disclosure made on any schedule hereto will be deemed to be an admission or representation as to the relative materiality of the item so disclosed.

        Section 8.10. Certain Definitions.

               (a) "AFFILIATE" means a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person.

               (b) "BUSINESS DAY" means any day other than a day on which the New York Stock Exchange is closed.

               (c) "CAPITAL STOCK" means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof.

               (d) "KNOWLEDGE" or "KNOWN" means, with respect to any matter in question, the knowledge that is actually, or should reasonably be, known by an executive officer of the Company, Parent or their respective subsidiaries, as the case may be.

               (e) "MATERIAL ADVERSE EFFECT" means, with respect to any party, any change, effect, event, occurrence or state of facts (or any development that has had or is reasonably likely to have any change or effect) that (i) is materially adverse to the business, results of operations, condition (financial or otherwise) or prospects of such party and its subsidiaries, taken as whole or
(ii) impairs the ability of such party to complete the transactions contemplated hereby; provided, however, that none of the following shall be deemed, in of themselves, to constitute a Material Adverse Effect: (v) any change in the market price or trading volume of the capital stock of such party after the date hereof; (w) changes, events or occurrences in the United States securities markets which are not specific to such party or its subsidiaries; (x) any adverse changes, events, developments or effects arising from or relating to general business or economic conditions which are not specific to such party or its subsidiaries; (y) any failure by such party or its subsidiaries to meet internal forecasts or projections or published revenue or earnings predictions for any period ending (or for which revenue or earnings are released) on or after the date hereof; or (z) any adverse change, event, development or effect arising from or relating to any change in United States generally accepted accounting principles.

               (f) "SUBSIDIARY" or "SUBSIDIARIES" of the Company, Parent, the Surviving Corporation or any other person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other person, as the case may be, (either alone or through or together with any other subsidiary) owns, directly or indirectly, fifty percent (50%) or more of the capital stock, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

        Section 8.11. Obligation of Parent. Whenever this Agreement requires Purchaser to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Purchaser to take such action.

        Section 8.12. Specific Performance. The parties hereto acknowledge that money damages would not be a sufficient remedy for any breach of this Agreement by either party or its directors, officers, employees, agents or affiliated companies, and that, in addition to all other remedies, any non-breaching party hereunder will be entitled to specific performance and injunctive or other equitable relief as a remedy for any breach. The parties hereto shall waive, and cause its directors, officers, employees, agents and affiliated companies to waive, any requirements for the securing or posting of bond in connection with such remedy.

        Section 8.13. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one instrument. Signatures transmitted electronically or by facsimile will be deemed original signatures; provided that the party delivering such electronic or facsimile signature shall deliver to the other an original signature page as soon thereafter as practicable.

        [The remainder of this page has been intentionally left blank; signature page follows.]

        IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

                                     PARENT:

                                     Church & Dwight Co., Inc.,
                                     a Delaware corporation

                                     By: /s/
                                         ---------------------------------
                                     Name:
                                           -------------------------------
                                     Title:
                                           -------------------------------

                                     PURCHASER:

                                     US Acquisition Corp.,
                                     a Delaware corporation

                                     By: /s/
                                         ---------------------------------
                                     Name:
                                           -------------------------------
                                     Title:
                                           -------------------------------


                                     THE COMPANY:

                                     USA Detergents, Inc.,
                                     a Delaware corporation

                                     By: /s/
                                         ---------------------------------
                                     Name:
                                           -------------------------------
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                                      S-1
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                                     ANNEX I
                             CONDITIONS OF THE OFFER

        The capitalized terms used in this Annex I but not otherwise defined herein have the meanings ascribed to them in the Agreement and Plan of Merger (the "AGREEMENT") to which this Annex I is attached.

        Notwithstanding any other provision of the Offer or the Agreement, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer (subject to the provisions of this Agreement), and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) relating to Purchaser's obligation to pay for or return tendered shares after termination of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, if (i) the Minimum Condition has not been satisfied; (ii) any applicable waiting period under the HSR Act or similar statutes or regulations of foreign jurisdictions has not expired or terminated;
(iii) any applicable approval under ISRA has not been obtained by the Company from NJDEP in accordance with Section 5.11 of the Agreement; or (iv) at any time after the date of this Agreement and before the Expiration Date, any of the following events have occurred and are continuing:

               (a) There has been instituted or pending any action, suit or proceeding, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign court or other Governmental Entity which directly or indirectly (i) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the completion of the Offer, the Merger or the other transactions contemplated by the Agreement,
(ii) renders Purchaser unable to accept for payment, pay for or purchase some or all of the Shares or (iii) imposes material limitations on the ability of Parent effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders; or

               (b) (i) The representations and warranties of the Company contained in the Agreement are not true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on the Company) at the date hereof and as of the completion of the Offer with the same effect as if made at and as of the completion of the Offer (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification); or

                      (ii) The Company has failed to perform, in any material respect, its covenants and obligations contained in the Agreement, which failure to perform has not been cured within the earlier of (A) ten (10) Business Days after Parent or Purchaser gives written notice thereof to the Company or (B) the Expiration Date (or such later date upon which the Offer shall expire in accordance with Section 1.1(b) of the Agreement); or

                      (iii) There has occurred since the date of the Agreement any events or changes which constitute a Material Adverse Effect on the Company; or

               (c) All other necessary consents and approvals from Governmental Entities have not been obtained on terms and conditions reasonably satisfactory to Parent;

which, with respect to any of the foregoing clauses (a), (b) or (c), in the good faith judgment of Parent or Purchaser, and regardless of the circumstances giving rise to such conditions, and provided that Parent and Purchaser have performed all of their respective obligations, if any, under the Agreement which relate to such condition, makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the Shares; or

               (d) (i) A tender offer or exchange offer for fifteen percent (15%) or more of the outstanding Shares is commenced, and the Company's Board of Directors, within ten (10) Business Days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender offer or exchange offer by its stockholders or takes no position with respect to the acceptance of such tender offer or exchange offer by its stockholders; or

                      (ii) Any Third Party has entered into a definitive agreement or agreement in principle with the Company with respect to a Third Party Acquisition; or

               (e) The Company's Board of Directors has withdrawn, or modified or changed in a manner adverse to Parent and Purchaser (including by amendment of the Schedule 14D-9), its recommendation of this Agreement, the Offer or the Merger, or recommended another proposal or offer, or the Company's Board of Directors has resolved to do any of the foregoing; or

               (f) This Agreement has been terminated in accordance with its terms.

        The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

        If the Offer is terminated pursuant to any of the foregoing provisions, Parent and Purchaser shall cause all tendered Shares shall be returned by the Exchange Agent to the tendering stockholders.